2003 Annual Report

Table of Contents

To Our Shareholders

DEAR SHAREHOLDERS,


Daniel L. Krieger

We are pleased to report that in 2003 several new records were established including new highs for net operating income, total assets, deposits, loans and capital. 2003 was also a year for celebration as we recognized two milestones at our affiliate banks; First National Bank celebrated 100 years of service to Ames, and Randall-Story State Bank marked its 75th anniversary. In addition, it was a special year as we honored four long-time employees of our organization including Robert W. Stafford, the Company's retiring chairman for his nearly 50 years of service to the banking industry.

FINANCIAL HIGHLIGHTS

Earnings increased 2% to a record $11,625,000 or $ 3.71 per share compared to $11,340,000 or $3.63 per share earned in 2002. The slightly higher 2003 earnings were aided by both gains on securities and secondary market loan fees. Return on average assets for 2003 was 1.60% compared to 1.78% for 2002. Return on average equity for 2003 was 11.16% compared to 11.54% for the previous year.

Total assets increased 11% to a record $752,786,000 which was $75,558,000 higher than year end 2002. The majority of the increase was originated by United Bank & Trust, Marshalltown, Iowa, which began operation in mid-2002.

Deposits grew a healthy 13% over 2002 ending the year at a record $619,549,000. Most affiliate banks' deposits were higher with United Bank & Trust the major contributor with a $36,997,000 increase over year end 2002. All deposit categories had significant growth in 2003.

Loans rose 8% to a record $355,533,000 with commercial real estate lending registering the most gain. The seasoned group of officers and staff at United Bank & Trust proved their ability in generating new loans by increasing its loan portfolio by over $22 million in 2003.

Capital, including $8,916,000 in unrealized gains on securities, rose to a record $107,325,000 compared to $101,523,000 on December 31, 2002, which included $7,819,000 in unrealized gains. The capital to assets ratio was 14.26% at the end of 2003.

This past year Company stock, listed under the symbol ATLO, had a low of $46.05 and a high of $59.75 and ended the year at $58.25. Dividends paid in 2003 totaled $2.26 per share which compares to $2.16 per share paid in 2002. Both years included a special dividend of $.46 per share in 2003 and $.44 per share in 2002.

We were very pleased with the progress our new bank, United Bank & Trust, Marshalltown, Iowa made in its first full year of operation. It exceeded all projections with over $62 million in deposits, $38 million in loans and $68 million in total assets as of December 31, 2003. After only 18 months in business, we feel that it is well on its way to showing a profit in 2004. The Bank's staff is to be congratulated for their dedication in introducing this new financial institution to the Marshalltown community.

OUR PEOPLE

During the 2003 Annual Meeting dinner, we had the opportunity to recognize four retiring employees for their dedication to Ames National Corporation – Robert W. Stafford, Dale F. Collings, Edward C. Jacobson and Michael J. Flynn.

To Our Shareholders



Robert W. Stafford, pictured here at the Annual Meeting Dinner, was honored for his many contributions over his long and illustrious career with First National Bank and Ames National Corporation. It was especially interesting to be able to share with the audience his World War II record of service which was chronicled in a new book, *A Neighborhood of Eagles*, which incidentally, came off the press the day of the annual meeting.

Dale F. Collings, former President and director of State Bank & Trust, Nevada, Iowa, retired from the Company board and was honored for his service and many contributions to the Bank and the Company during his 47 years of service.

Edward C. Jacobson, Vice President and Treasurer of the Company and Senior Vice President of First National Bank was honored for his 39 years of service as an employee and officer of both the Bank and Ames National Corporation where he played an important part in the success of both organizations.

Michael J. Flynn, Vice President of First National Bank, was honored for his 36 years as an employee and officer of the Bank. His expertise was in lending where he enjoyed serving his many loyal customers during his career at the Bank.

Two new directors were elected to the Company board in 2003 to replace Robert W. Stafford and Dale F. Collings who retired. Robert L. Cramer, president of Fareway Stores, Inc. an 82 store grocery chain in Iowa and Nebraska and Warren R. Madden, Vice President for Business and Finance at Iowa State University have proven to be excellent additions to our dedicated group of directors.

With the election of Steve McGill as President of State Bank & Trust and Harold Thompson as President of Randall-Story State Bank we are fortunate to have two individuals who are familiar with our organization, and along with the other three affiliate bank presidents, will help our Company attain future success.

THE YEAR AHEAD

Company board members and Company staff, along with affiliate bank presidents, met in the last quarter of 2003 to update the Company Strategic Plan. New emphasis is being placed on capital management, marketing and human resources, all of which directly affect our shareholders, our customers and our employees. We will develop strategies to address these and other important issues as we move into 2004.

Growing our Company is a high priority, and we will continue to address this issue. However, growth should be planned in a manner which will enhance shareholder value. We are committed to following the core values of our corporate culture as a growth-oriented financial services holding company. This means we must be innovative, flexible and honest in our dealings with customers, employees and shareholders and maintain local decision making in our banking locations.

It will be interesting to watch interest rate movements as the Federal Reserve has indicated it is no longer committed to keeping rates at the historically low levels experienced over the past two years. With the stock market testing highs not seen for some time and bond yields remaining near their lows, the investment scene could change materially this year. A key to the strength of an economic recovery could very well be the magnitude of job creation.

SPECIAL THANKS

We send a genuine thank you to our shareholders for their support in our ongoing efforts to be the best community banking organization in Iowa. Additional thanks goes to our many customers for allowing our five affiliate banks the opportunity to provide them with financial services over this past year. And we are especially grateful for our hard working boards of directors who provide our Company and affiliate banks with valuable guidance and counsel.

Sincerely,

Daniel L. Krieger
Chairman & President

AMES NATIONAL CORPORATION
COMPANY DIRECTORS



BACK ROW, LEFT TO RIGHT:

Robert L. Cramer President & Chief Operating Officer – Fareway Stores, Inc., **Douglas C. Gustafson** Veterinarian – Boone Veterinary Hospital, **Warren R. Madden** Vice President for Business & Finance – Iowa State University, **Daniel L. Krieger** Chairman & President of the Company, and **James R. Larson, II** Chief Financial Officer – ACI Mechanical

FRONT ROW, LEFT TO RIGHT:

James R. Christy Chairman – State Bank & Trust Co., **Betty A. Baudler** President – Baudler Enterprises, Inc., **Charles D. Jons, M.D.** Independent Medical Consultant, and **Marvin J. Walter** President – Dayton Road Development Corporation

AMES NATIONAL CORPORATION
COMPANY STAFF



BACK ROW, LEFT TO RIGHT:

Timothy J. Lupardus Asst. Vice President & Information Systems Manager, **Tracy W. Laws** Asst. Vice President & Auditor, **John P. Nelson** Vice President, **Kevin G. Deardorff** Vice President & Technology Director, and **Matthew R. Hackbart** Asst. Information Systems Manager

FRONT ROW, LEFT TO RIGHT:

Jacki L. Foley Vice President, **Daniel L. Krieger** Chairman & President, and **Lori J. Hill** Executive Secretary

COMPANY INFORMATION

Ames National Corporation (the "Company") is an Iowa corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended. The Company owns 100% of the stock of five banking subsidiaries consisting of two national banks and three state-chartered banks, as described below. All of the Company's operations are conducted in the State of Iowa and primarily within the central Iowa counties of Boone, Story and Marshall where the Company's banking subsidiaries are located. The Company does not engage in any material business activities apart from its ownership of its banking subsidiaries. The principal executive offices of the Company are located at 405 Fifth Street, Ames, Iowa 50010. The Company's telephone number is (515) 232-6251.

The Company was organized in 1975 to serve as a holding company for its principal banking subsidiary, First National Bank, Ames, Iowa ("First National") located in Ames, Iowa. In 1983, the Company acquired the stock of the State Bank & Trust Co. ("State Bank") located in Nevada, Iowa; in 1991, the Company, through a newly-chartered state bank known as Boone Bank & Trust Co. ("Boone Bank"), acquired certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company located in Boone, Iowa; in 1995, the Company acquired the stock of the Randall-Story State Bank ("Randall-Story Bank") located in Story City, Iowa; and in 2002, the Company chartered and commenced operations of a new national banking organization, United Bank & Trust NA ("United Bank"), located in Marshalltown, Iowa. First National, State Bank, Boone Bank, Randall-Story Bank and United Bank are each operated as a wholly owned subsidiary of the Company. These five financial institutions are referred to in this Report collectively as the "Banks" and individually as a "Bank".

The principal sources of Company revenue are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks.

The Banks' lending activities consist primarily of short-term and medium-term commercial and residential real estate loans, agricultural and business operating loans and lines of credit, equipment loans, vehicle loans, personal loans and lines of credit, home improvement loans and secondary mortgage loan origination. The Banks also offer a variety of demand, savings and time deposits, cash management services, merchant credit card processing, safe deposit boxes, wire transfers, direct deposit of payroll and social security checks and automated teller machine and Internet Banking access. Four of the five Banks also offer trust services.

The Company provides various services to the Banks which include, but are not limited to, management assistance, auditing services, human resources services and administration, compliance management, marketing assistance and coordination, loan review and assistance with information systems management.

AFFILIATE BANKS

First National Bank, Ames, Iowa, ("First National"). First National is a nationally chartered, commercial bank insured by the Federal Deposit Insurance Corporation (the "FDIC"). It was organized in 1903 and became a wholly owned subsidiary of the Company in 1975 through a bank holding company reorganization whereby the then shareholders of First National exchanged all of their First National stock for stock in the Company. First National provides full-service banking to businesses and residents within the Ames community and surrounding area. It provides a variety of products and services designed to meet the needs of the market it serves. It has an experienced staff of bank officers including many who have spent the majority of their banking careers with First National and who emphasize long-term customer relationships. First National conducts business out of three full-service offices and one supermarket location, all located in the city of Ames.

As of December 31, 2003, First National had capital of $40,031,000 and 96 full-time equivalent employees. Full-time equivalents represent the number of people a business would employ if all its employees were employed on a full-time basis. It is calculated by dividing the total number of hours worked by all full and part-time employees by the number of hours a full-time individual would work for a given period of time. First National had net income of $6,621,000 in 2003, $6,294,000 in 2002 and $5,834,000 in 2001. Total assets as of December 31, 2003, 2002 and 2001, were $381,086,000, $375,341,000 and $349,702,000, respectively.

State Bank & Trust Co., Nevada, Iowa, ("State Bank"). State Bank is an Iowa, state-chartered, FDIC insured commercial bank. State Bank was acquired by the Company in 1983 through a stock transaction whereby the then shareholders of State Bank exchanged all their State Bank stock for stock in the Company. State Bank was organized in 1939 and provides full-service banking to businesses and residents within the Nevada area from its main Nevada location and two offices; one in McCallsburg, Iowa and the other in Colo, Iowa. Its primary focus is agricultural, commercial and residential real estate lending.

As of December 31, 2003, State Bank had capital of $11,230,000 and 23 full-time equivalent employees. It had net income of $1,554,000 in 2003, $1,501,000 in 2002 and $1,294,000 in 2001. Total assets as of December 31, 2003, 2002 and 2001, were $100,712,000, $104,079,000 and $94,004,000, respectively.

Boone Bank & Trust Co., Boone, Iowa, ("Boone Bank"). Boone Bank is an Iowa, state-chartered, FDIC insured commercial bank. Boone Bank was organized in 1992 by the Company under a new state charter in connection with a purchase and assumption transaction whereby Boone Bank purchased certain assets and assumed certain liabilities of the former Boone State Bank & Trust Company in exchange for a cash payment. It provides full-service banking to businesses and residents within the Boone community and surrounding area. It is actively engaged in agricultural, consumer and commercial lending, including real estate, operating and equipment loans. It conducts business from its main office and a full-service branch office, both located in Boone.

As of December 31, 2003, Boone Bank had capital of $12,128,000 and 27 full-time equivalent employees. It had net income of $1,920,000 in 2003, $1,827,000 in 2002 and $1,302,000 in 2001. Total assets as of December 31, 2003, 2002 and 2001, were $110,712,000, $96,829,000 and $94,356,000, respectively.

Randall-Story State Bank, Story City, Iowa, ("Randall-Story Bank"). Randall-Story Bank is an Iowa, state-chartered, FDIC insured commercial bank. Randall-Story Bank was acquired by the Company in 1995 through a stock transaction whereby the then shareholders of Randall-Story Bank exchanged all their Randall-Story Bank stock for stock in the Company. Randall-Story Bank was organized in 1928 and provides full-service banking to Story City and the surrounding area from its main location in Story City and a full service office in Randall, Iowa. While its primary emphasis is in agricultural lending, Randall-Story Bank also provides the traditional lending services typically offered by community banks.

As of December 31, 2003, Randall-Story Bank had capital of $7,759,000 and 15 full-time equivalent employees. It had net income of $810,000 in 2003, $1,009,000 in 2002 and $692,000 in 2001. Total assets as of December 31, 2003, 2002 and 2001, were $72,581,000, $64,946,000 and $63,680,000, respectively.

United Bank & Trust NA, Marshalltown, Iowa, ("United Bank"). United Bank is a nationally chartered, commercial bank insured by the FDIC. It was chartered in June of 2002 and offers a broad range of deposit and loan products as well as trust services to customers located in the Marshalltown and surrounding Marshall County area.

As of December 31, 2003, United Bank had capital of $4,959,000 and 16 full-time equivalent employees. It had a net loss in 2003 of $465,000 and for the six and one-half month period ended December 31, 2002, a loss of $524,000. Total assets as of December 31, 2003 and 2002, were $68,397,000 and $30,355,000, respectively.

AFFILIATE BANK PRESIDENTS



LEFT TO RIGHT

Stephen C. McGill, State Bank & Trust Co.; **Jeffrey K. Putzier,** Boone Bank & Trust Co.; **Thomas H. Pohlman,** First National Bank, Ames; **Leo E. Herrick,** United Bank & Trust; and **Harold F. Thompson,** Randall-Story State Bank

AFFILIATE BANK INFORMATION

Ames National Corporation

BOONE BANK & TRUST CO.

Locations:
Main Office
716 8th St. • Boone
Branch Office
1326 S. Story St. • Boone
www.boonebankiowa.com

Directors:
Richard Blomgren
Robert L. Cramer
Douglas C. Gustafson, DVM
Daniel L. Krieger
Patrick J. McMullan
Jeffrey K. Putzier
William S. Zinnel

1ST FIRST NATIONAL BANK AMES

Locations:
Main Office
405 5th St. • Ames
University Office
2330 Lincoln Way • Ames
Cub Foods Office
3121 Grand Ave. • Ames
North Grand Office
2406 Grand • Ames
www.FNBames.com

Directors:
Betty A. Baudler
Charles D. Jons, MD
Daniel L. Krieger
James R. Larson II
Thomas H. Pohlman
Richard J. Roseland
David G. Topel
Marvin J. Walter
Terrill L. Wycoff

RANDALL-STORY STATE BANK

Locations:
Main Office
606 E. Broad • Story City
Branch Office
450 Main St. • Randall
www.randallstory.com

Directors:
Steven D. Forth
Edward C. Jacobson
Orley L. Kilburn
David L. Morris
Elaine C. Tekippe
Harold E. Thompson
Gary G. Vulgamott

STATE BANK & TRUST CO.

Locations:
Main Office
1025 6th St. • Nevada
McCallsburg Office
425 Main St. • McCallsburg
Colo Office
405 Main St. • Colo
www.banksbt.com

Directors:
James R. Christy
Gary W. Clem
James G. Frevert
Curtis A. Hoff
Steven C. McGill
Richard O. Parker
Fred C. Samuelson
Terrill L. Wycoff

UNITED BANK & TRUST

Locations:
Main Office
2101 S. Center St. • Marshalltown
www.ubtna.com

Directors:
Keith R. Brown
Leo E. Herrick
Daniel L. Krieger
Larry A. Raymon
Kevin L. Swartz
John S. Wise

Ames National Corporation

Five Year Performance Record

Five-Year Performance Record

	2003	2002	2001	2000	1999
Return on Average Assets	1.60%	1.78%	1.71%	1.46%	1.74%
Return on Average Equity	11.2%	11.5%	11.5%	11.4%	12.9%
Dividend Yield	3.9%	4.7%	4.2%	2.9%	2.7%
Efficiency Ratio	47.2%	44.6%	41.9%	44.8%	42.9%

Five-Year Financial Highlights


$483
$487
$497
$518
$595
'99
'00
'01
'02
'03
Average Deposits
(millions)


$299
$339
$341
$318
$350
'99
'00
'01
'02
'03
Average Loans
(millions)


$594
$627
$617
$636
$727
'99
'00
'01
'02
'03
Average Total Assets
(millions)


$3.31
$2.92
$3.38
$3.63
$3.71
'99
'00
'01
'02
'03
Earnings Per Share
(dollars)


$24.54
$27.60
$29.96
$32.45
$34.26
'99
'00
'01
'02
'03
Book Value Per Share
(dollars)


$1.50
$1.58
$1.66
$2.18
$2.28
'99
'00
'01
'02
'03
Dividends Per Share
(dollars)

SELECTED FINANCIAL DATA

The following financial data of the Company for the five years ended December 31, 2003, through 1999, is derived from the Company's historical audited financial statements and related footnotes. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes contained elsewhere in this Annual Report.

	Year Ended December 31,				
(dollars in thousands, except per share amounts)	2003	2002	2001	2000	1999
STATEMENT OF INCOME DATA					
Interest Income	$35,314	$36,270	$41,474	$44,018	$40,361
Interest expense	10,339	11,663	18,883	24,261	19,981
Net interest income	24,975	24,607	22,591	19,757	20,380
Provision for loan losses	645	688	898	460	166
Net interest income after provision for loan losses	24,330	23,919	21,693	19,297	20,214
Noninterest income	6,435	5,135	5,080	4,130	5,750
Noninterest expense	14,819	13,276	11,587	10,712	11,208
Income before provision for income tax	15,946	15,778	15,186	12,715	14,756
Provision for income tax	4,321	4,438	4,639	3,596	4,429
Net Income	$11,625	$11,340	$10,547	$9,119	$10,327
DIVIDENDS AND EARNINGS PER SHARE DATA					
Cash dividends declared	$7,142	$6,820	$5,187	$4,932	$4,664
Cash dividends declared per share	$2.28	$2.18	$1.66	$1.58	$1.50
Basic and diluted earnings per share	$3.71	$3.63	$3.38	$2.92	$3.31
Weighted average shares outstanding	3,131,224	3,127,285	3,123,885	3,120,375	3,118,427
BALANCE SHEET DATA					
Total assets	$752,786	$677,229	$622,280	$619,385	$605,881
Net loans	355,533	329,593	323,043	344,015	309,652
Deposits	619,549	550,622	511,509	493,429	484,620
Stockholders' equity	107,325	101,523	93,622	86,177	76,073
Equity to assets ratio	14.26%	14.99%	15.04%	13.91%	12.56%
FIVE-YEAR FINANCIAL PERFORMANCE					
Net income	$11,625	$11,340	$10,547	$9,119	$10,327
Average assets	726,945	635,816	616,971	626,560	594,441
Average stockholders' equity	104,141	98,282	91,373	80,081	80,074
Return on assets (net income divided by average assets)	1.60%	1.78%	1.71%	1.46%	1.74%
Return on equity (net income divided by average equity)	11.16%	11.54%	11.54%	11.39%	12.90%
Efficiency ratio (noninterest expense divided by noninterest income plus net interest income)	47.18%	44.64%	41.87%	44.84%	42.89%
Dividend payout ratio (dividends per share divided by net income per share)	61.46%	60.05%	49.11%	54.11%	45.32%
Dividend yield (dividends per share divided by closing year-end market price)	3.91%	4.69%	4.15%	2.87%	2.73%
Equity to assets ratio (average equity divided by average assets)	14.33%	15.46%	14.81%	12.78%	13.47%

MANAGEMENT'S DISCUSSION

OVERVIEW

Ames National Corporation (Company) is a bank holding company established in 1975 that owns and operates five bank subsidiaries (Banks) in central Iowa. The following discussion is provided for the consolidated operations of the Company and its Banks, First National, State Bank, Boone Bank, Randall-Story Bank and United Bank. The purpose of this discussion is to focus on significant factors affecting the Company's financial condition and results of operations.

The Company does not engage in any material business activities apart from its ownership of Banks. Products and services offered by the Banks are for commercial and consumer purposes including loans, deposits and trust services. The Banks also offer investment services through a third-party broker dealer. The Company employs eight individuals to assist with financial reporting, human resources, audit, compliance, technology systems and the coordination of management activities, in addition to 177 full-time equivalent individuals employed by the Banks.

The Company's primary competitive strategy is to utilize seasoned and competent Bank management and local decision making authority to provide customers with faster response times and more flexibility in the products and services offered. This strategy is viewed as providing an opportunity to increase revenues through creating a competitive advantage over other financial institutions. The Company also strives to remain operationally efficient to provide better profitability while enabling the Company to offer more competitive loan and deposit rates.

The principal sources of Company revenues and cashflow are: (i) interest and fees earned on loans made by the Banks; (ii) service charges on deposit accounts maintained at the Banks; (iii) interest on fixed income investments held by the Banks; (iv) fees on trust services provided by those Banks exercising trust powers; and (v) securities gains and dividends on equity investments held by the Company and the Banks. The Company's principal expenses are: (i) interest expense on deposit accounts and other borrowings; (ii) salaries and employee benefits; (iii) data processing costs associated with maintaining the Bank's loan and deposit functions; and (iv) occupancy expenses for maintaining the Banks' facilities. The largest component contributing to the Company's net income is net interest income, which is the difference between interest earned on earning assets (primarily loans and investments) and interest paid on interest bearing liabilities (primarily deposits and other borrowings). One of management's principal functions is to manage the spread between interest earned on earning assets and interest paid on interest bearing liabilities in an effort to maximize net interest income while maintaining an appropriate level of interest rate risk.

The Company reported record net income of $11,625,000 for the year ended December 31, 2003, compared to $11,340,000 and $10,547,000 reported for the years ended December 31, 2002 and 2001, respectively. This represents an increase of 2.5% when comparing 2003 and 2002, and an increase of 7.5% when comparing 2002 and 2001. The improvement in net income for 2003 can be attributed primarily to higher net interest income, secondary market income and security gains. The gain in earnings in 2002 over 2001 relates primarily to much lower interest expense in 2002. Earnings per share for 2003 were a record $3.71 compared to $3.63 in 2002 and $3.38 in 2001. United Bank, which commenced operation in June of 2002, is expected to be profitable in 2004 in contrast to the $465,000 loss posted in 2003. The other four Banks continued profitable operations during 2003.

The Company's return on average equity for 2003 was 11.16% versus 11.54% in both 2002 and 2001. The decline in return on average equity is primarily the result of a higher average level of equity in 2003 relating to net unrealized gains on securities available for sale. The average net unrealized gain on securities available for sale was $8,287,000 in 2003 as compared to $6,225,000 in 2002. The Company's return on average assets for 2003 was 1.60% compared to 1.78% in 2002 and 1.71% in 2001. The decline in the return on average assets in 2003 can be attributable to growth in assets and the operating loss generated by United Bank as a newly chartered bank.

Management's Discussion

The following management discussion and analysis will provide a summary review of important items relating to:

- Challenges
- Key Performance Indicators and Industry Results
- Income Statement Review
- Balance Sheet Review
- Asset Quality and Credit Risk Management
- Liquidity and Capital Resources
- Interest Rate Risk
- Inflation
- Forward-Looking Statements

Challenges

Management has identified certain challenges that may negatively impact Company's revenues in the future and is attempting to position the Company to best respond to those challenges.

- Interest rates at historic lows may present a challenge to the Company by increasing the possibility of a rapid increase in interest rates. Such an increase may negatively impact the Company's net interest margin if interest expense increases more quickly than interest income. The Company's earning assets (primarily its loan and investment portfolio) have longer maturities than its interest bearing liabilities (primarily deposits and other borrowings); therefore, in a rising interest rate environment, interest expense will increase more quickly than interest income as the interest bearing liabilities reprice more quickly than earning assets. In response to this challenge, the Banks model quarterly the changes in income that would result from various changes in interest rates. Management believes Bank assets have the appropriate maturity and repricing characteristics to optimize earnings and the Banks' interest rate risk positions.
- The volume of mortgage loan refinancing is expected to decline in 2004. This slowdown will have a negative impact on the Company's noninterest income as the refinancing activity generated record fee income of $1,155,000 in 2003. The Banks are focusing more attention on relationships with local real estate agents in an effort to expand the mortgage loan fees derived from home purchases as refinancing activity begins to diminish.
- The Company's market in central Iowa has numerous banks, credit unions, investment and insurance companies competing for similar business opportunities. This competitive environment will continue to put downward pressure on the Banks' net interest margins and thus affect profitability. Activities the Company is undertaking to address this challenge include additional focus on improving customer service, packaging products to provide more convenience for customers, and remaining operationally efficient to maintain profitability with lower net interest margins.
- A potential challenge to the Company's earnings would be poor performance in the Company's equity portfolio, thereby reducing the historical level of realized security gains. The Company invests capital that may be utilized for future expansion in a portfolio of primarily financial and utility stocks totaling nearly $25 million as of December 31, 2003. The Company focuses on stocks that have historically paid dividends that may lessen the negative effects of a bear market.

Key Performance Indicators and Industry Results

Certain key performance indicators for the Company and the industry are presented in the following chart. The industry figures are compiled by the Federal Deposit Insurance Corporation (FDIC) and are derived from 9,182 commercial banks and savings institutions insured by the FDIC. Management reviews these indicators on a quarterly basis for purposes of comparing the Company's performance from quarter to quarter and to determine how the Company's operations compare to the industry as a whole.

SELECTED INDICATORS FOR THE COMPANY AND THE INDUSTRY

	Year Ended December 31,					
	2003		2002		2001	
	Company	Industry	Company	Industry	Company	Industry
Return on assets	1.60%	1.38%	1.78%	1.30%	1.71%	1.14%
Return on equity	11.16%	15.04%	11.54%	14.14%	11.54%	12.97%
Net interest margin	4.02%	3.73%	4.51%	3.96%	4.19%	3.78%
Efficiency ratio	47.18%	56.59%	44.64%	56.00%	41.87%	57.72%
Capital ratio	14.33%	7.88%	15.46%	7.87%	14.81%	7.78%

KEY PERFORMANCE INDICATORS

- **Return on Assets**

This ratio is calculated by dividing net income by average assets. It is used to measure how effectively the assets of the Company are being utilized in generating income. Although the Company's return on assets ratio compares favorably to that of the industry, this ratio declined in 2003 as compared to 2002 as assets grew more quickly in relation to net income, primarily as the result of the growth at United Bank.

- **Return on Equity**

This ratio is calculated by dividing net income by average equity. It is used to measure the net income or return the Company generated for the shareholders' equity investment in the Company. The Company's return on equity ratio is below that of the industry primarily as a result of the higher level of capital the Company maintains for future growth and acquisitions. The Company's return on equity is trending downward as a result of its increasing total equity capital. In 1999, total equity capital totaled $76,073,000 (including a net unrealized loss on securities available for sale of $2,026,000) compared to December 31, 2003 total equity capital of $107,325,000 (including net unrealized gains on securities of $8,916,000).

- **Net Interest Margin**

This ratio is calculated by dividing net interest income by average earning assets. Earning assets are primarily made up of loans and investments that earn interest. This ratio is used to measure how well the Company is able to maintain interest rates on earning assets above those of interest-bearing liabilities, which is the interest expense paid on deposits and other borrowings. The Company's net interest margin compares favorably to the industry; however, management expects the competitive nature of the Company's market environment to put downward pressure on the Company's margin.

- **Efficiency Ratio**

This ratio is calculated by dividing noninterest expense by net interest income and noninterest income. The ratio is a measure of the Company's ability to manage noninterest expenses. The Company's efficiency ratio compares favorably to the industry's average. The costs associated with chartering United Bank have increased the ratio the past two years.

- **Capital Ratio**

The capital ratio is calculated by dividing total equity capital by total assets. It measures the level of average assets that are funded by shareholders' equity. Given an equal level of risk in the financial condition of two companies, the higher the capital ratio, generally the more financially sound the company. The Company's capital ratio is significantly higher than the industry average.

INDUSTRY RESULTS

The FDIC Quarterly Banking Profile reported the following results for the fourth quarter of 2003:

Led by rising income at credit-card lenders and large commercial banks, the 9,182 commercial banks and savings institutions insured by the FDIC reported record-high earnings in the fourth quarter of 2003, the fourth consecutive quarter that industry earnings have set a record. Net income totaled $31.1 billion, an increase of $755 million (2.5%) over the third quarter, and $5.7 billion (22.3%) more than the industry earned in the fourth quarter of 2002. The average return on assets was 1.38%, up from 1.36% in the third quarter, and well above the 1.22% of a year earlier. The greatest improvement in profitability occurred at large institutions, whose earnings had been depressed by credit losses on loans to large corporate borrowers and by weakness in market-sensitive noninterest revenues. Fewer than half of all institutions (45.0%) reported a return on assets of 1% or higher for the quarter. Slightly more than half (52.7%) reported increased net income compared to the fourth quarter of 2002, but only 45.4% reported higher quarterly return on assets.

INCOME STATEMENT REVIEW

The following highlights a comparative discussion of the major components of net income and their impact for the last three years.

CRITICAL ACCOUNTING POLICIES

This discussion and other disclosures included within this report are based on the Company's audited consolidated financial statements. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained in these statements is, for the most part, based on the financial effects of transactions and events that have already occurred. However, the preparation of these statements requires management to make certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" accompanying the Company's audited financial statements. Based on its consideration of accounting policies that involve the most complex and subjective estimates and judgments, management has identified its most critical accounting policy to be that related to the allowance for loan losses. The allowance for loan losses is established through a provision for loan losses that is treated as an expense and charged against earnings. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The Company has policies and procedures for evaluating the overall credit quality of its loan portfolio, including timely identification of potential problem loans. On a quarterly basis, management reviews the appropriate level for the allowance for loan losses incorporating a variety of risk considerations, both quantitative and qualitative. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, known information about individual loans and other factors. Qualitative factors include the general economic environment in the Company's market area and the expected trend of the economic conditions. To the extent actual results differ from forecasts and management's judgment, the allowance for loan losses may be greater or lesser than future charge-offs.

AVERAGE BALANCES AND INTEREST RATES

The following two tables are used to calculate the Company's net interest margin. The first table includes the Company's average assets and the related income to determine the average yield on earning assets. The second table includes the average liabilities and related expense to determine the average rate paid on interest-bearing liabilities. The net interest margin is equal to the interest income less the interest expense divided by average earning assets.

ASSETS

(dollars in thousands)	2003			2002			2001		
	Average balance	Revenue	Yield/ rate	Average balance	Revenue	Yield/ rate	Average balance	Revenue	Yield/ rate
INTEREST-EARNING ASSETS									
Loans									
Commercial	$38,288	$2,163	5.65%	$42,948	$3,042	7.08%	$49,081	$4,107	8.37%
Agricultural	25,962	1,783	6.87%	25,274	1,895	7.50%	28,302	2,492	8.81%
Real estate	264,494	16,909	6.39%	229,805	16,929	7.37%	240,382	19,458	8.09%
Consumer and other	21,068	1,342	6.37%	19,494	1,341	6.88%	23,675	1,834	7.75%
Total loans (including fees)	$349,812	$22,197	6.35%	$317,521	$23,207	7.31%	$341,440	$27,891	8.17%
Investment Securities									
Taxable	$162,273	$7,925	4.88%	$142,089	$8,414	5.92%	$146,213	$9,303	6.36%
Tax-exempt	101,482	6,820	6.72%	78,171	5,797	7.42%	68,001	5,210	7.66%
Total investment securities	$263,755	$14,745	5.59%	$220,260	$14,211	6.45%	$214,214	$14,513	6.78%
Interest bearing deposits with banks	$4,511	$62	1.37%	$534	$14	2.62%	$251	$13	5.18%
Federal funds sold	60,293	628	1.04%	51,206	810	1.58%	25,953	829	3.19%
Total Interest-earning assets	$678,371	$37,632	5.55%	$589,521	$38,242	6.49%	$581,858	$43,246	7.43%
NONINTEREST-EARNING ASSETS									
Cash and due from banks	$27,733			$28,206			$21,040		
Premises and equipment, net	8,599			7,912			5,892		
Other, less allowance for loan losses	12,242			10,177			8,181		
Total noninterest-earning assets	$48,574			$46,295			$35,113		
TOTAL ASSETS	$726,945			$635,816			$616,971		

1 Average loan balance includes nonaccrual loans, if any. Interest income collected on nonaccrual loans has been included.
2 Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental tax rate of 34%.

AVERAGE BALANCES AND INTEREST RATES

LIABILITIES AND STOCKHOLDERS' EQUITY

(dollars in thousands)

	2003			2002			2001		
	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate	Average balance	Revenue/ expense	Yield/ rate
INTEREST-BEARING LIABILITIES									
Deposits									
Savings, NOW accounts, and money markets	$298,885	$2,758	0.92%	$260,426	$3,393	1.30%	$228,908	$5,727	2.50%
Time deposits < $100,000	170,534	5,480	3.21%	152,703	6,107	4.00%	158,625	8,736	5.51%
Time deposits > $100,000	65,759	1,807	2.75%	51,428	1,898	3.69%	58,253	3,329	5.71%
Total deposits	$535,178	$10,045	1.88%	$464,557	$11,398	2.45%	$445,786	$17,792	3.99%
Other borrowed funds	19,588	293	1.50%	13,887	265	1.91%	23,008	1,091	4.74%
Total Interest-bearing liabilities	$554,766	$10,338	1.86%	$478,444	$11,663	2.44%	$468,794	$18,883	4.03%
NONINTEREST-BEARING LIABILITIES									
Demand deposits	$59,614			$53,318			$51,113		
Other liabilities	8,424			5,772			5,691		
Stockholders' equity	$104,141			$98,282			$91,373		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$726,945			$635,816			$616,971		
Net interest income		$27,294	4.02%		$26,579	4.51%		$24,363	4.19%
Spread Analysis:									
Interest income/average assets		$37,632	5.18%		$38,242	6.01%		$43,246	7.01%
Interest expense/average assets		10,338	1.42%		11,663	1.83%		18,883	3.06%
Net interest income/average assets		27,294	3.76%		26,579	4.18%		24,363	3.95%

RATE AND VOLUME ANALYSIS

The rate and volume analysis is used to determine how much of the change in interest income or expense is the result of a change in volume or a change in interest rate. For example, real estate interest income decreased $20,000 in 2003 compared to 2002. An increased volume of real estate loans added $2,384,000 in income in 2003, however, lower interest rates reduced interest income in 2003 by $2,404,000, a net difference of $20,000.

	2003 Compared to 2002			2002 Compared to 2001		
(dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
INTEREST EARNING ASSETS						
Loans:						
Commercial	($307)	($572)	($879)	($477)	($588)	($1,065)
Agricultural	50	(162)	(112)	(250)	(347)	(597)
Real estate	2,384	(2,404)	(20)	(836)	(1,693)	(2,529)
Consumer and other	104	(103)	1	(301)	(192)	(493)
Total loans (including fees)	$2,231	($3,241)	($1,010)	($1,864)	($2,820)	($4,684)
Investment securities:						
Taxable	$1,103	($1,592)	($489)	($257)	($632)	($889)
Tax-exempt	1,608	(585)	1,023	755	(168)	587
Total investment securities	$2,711	($2,177)	$534	$498	($800)	($302)
Interest bearing deposits with banks	$58	($10)	$48	$10	($9)	$1
Federal funds sold	127	(309)	(182)	538	(557)	(19)
Total Interest-earning assets	$5,127	($5,737)	($610)	($818)	($4,186)	($5,004)
INTEREST-BEARING LIABILITIES						
Deposits:						
Savings, NOW accounts, and money markets	$452	($1,086)	($634)	$704	($3,038)	($2,334)
Time deposits < $100,000	663	(1,290)	(627)	(314)	(2,315)	(2,629)
Time deposits > $100,000	457	(548)	(91)	(431)	(1,000)	(1,431)
Total deposits	$1,572	($2,924)	($1,352)	($41)	($6,353)	($6,394)
Other borrowed funds	93	(68)	25	(330)	(496)	(826)
Total Interest-bearing liabilities	$1,665	($2,992)	($1,327)	($371)	($6,849)	($7,220)
Net interest income/earning assets	$3,462	($2,745)	$717	($447)	$2,663	$2,216

1 The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.

NET INTEREST INCOME

The Company's largest component contributing to net income is net interest income, which is the difference between interest earned on earning assets (which are primarily loans and investments) and interest paid on interest bearing liabilities (which are primarily deposits and other borrowings). The volume of and yields earned on earning assets and the volume of and the rates paid on interest bearing liabilities determine net interest income. Interest earned and interest paid is also affected by general economic conditions, particularly changes in market interest rates, and by government policies and the action of regulatory authorities. Net interest income divided by average earning assets is referred to as net interest margin. For the years December 31, 2003, 2002 and 2001, the Company's net interest margin was 4.02%, 4.51% and 4.19%, respectively. The decline in the net interest margin in 2003 is attributable to growth in assets and repricing of loans and investments at lower yields than those attainable prior to 2003. The Banks' net interest margins, excluding United Bank, declined by approximately 30 basis points while the net interest margin for United Bank in

2003 was 1.53% on average earning assets of $54,847,000. The improved net interest margin in 2002 compared to 2001 is attributable to the Company being able to lower rates paid on deposits and other borrowings more quickly than rates declined on loans and investments.

Unless interest rates increase significantly in 2004, management expects average yields on assets will likely fall again in 2004 as assets continue to reprice. Also, the high level of competition in the local markets will continue to put downward pressure on the net interest margin of the Company into the foreseeable future. Currently, the Company's largest market, Ames, Iowa, has seven banks, three thrifts, four credit unions and several other financial investment companies. Multiple banks are also located in the Company's other communities creating similarly competitive environments.

Net interest income during 2003, 2002 and 2001 totaled $24,975,000, $24,608,000 and $22,591,000, respectively, representing a 1.50% increase in 2003 from 2002 and an 8.93% increase in 2002 compared to 2001. Income earned on a higher volume of earning assets exceeded the interest expense on interest bearing liabilities utilized to fund those assets allowing the Company to increase its net interest income in 2003 compared to 2002. The higher net interest income in 2002 resulted from the Company being able to lower rates paid on deposits and other borrowings more quickly than rates declined on loans and investments. Interest expense in 2003 versus 2002 was 11.35% lower compared to a much larger reduction in 2002 compared to 2001 of 38.23%, reflecting the decline in market interest rates.

Provision for Loan Losses

The provision for loan losses reflects management's judgment of the expense to be recognized in order to maintain an adequate allowance for loan losses. The Company provided $645,000 for loan losses during 2003 compared to $688,000 in 2002 and $898,000 in 2001. Provision expense was higher in 2001 versus 2002 and 2003 as the result of deterioration in the commercial lease portfolio in 2001. The growth of the loan portfolio and necessary loan reserves at United Bank increased the provision for loan losses by $314,000 in 2003 compared to $166,000 in 2002 which represents 48.65% of the Company's provision expense in 2003. See the Asset Quality and Credit Risk Management discussion for additional detail with regard to loan loss provision expense.

Management believes the allowance for loan losses to be adequate to absorb probable losses in the current portfolio. This statement is based upon management's continuing evaluation of inherent risks in the current loan portfolio, current levels of classified assets and general economic factors. The Company will continue to monitor the allowance and make future adjustments to the allowance as conditions dictate.

Noninterest Income and Expense

Total noninterest income is comprised primarily of fee based revenues from trust and agency services, bank related service charges on deposit activities, net securities gains generated primarily by the Company's equity holdings, merchant and ATM fees related to electronic processing of merchant and cash transactions and secondary market income.

Noninterest income during 2003, 2002 and 2001 totaled $6,435,000, $5,135,000 and $5,080,000, respectively, representing a 25.33% increase in 2003 from 2002 and a 1.08% increase in 2002 compared 2001. Both secondary market income and net securities gains increased over 56% in 2003 from 2002. Low interest rates fueled a record year in secondary market income through mortgage refinancings and the Company realized a higher level of securities gains through liquidating equity holdings that no longer fit the Company's long term investment strategy. Both secondary market income and net security gains are expected to be lower in 2004. The increased noninterest income in 2002 was the result of improved profitability of trust, secondary market and automated teller machine business offset by lower security gains.

Noninterest expense for the Company consists of all other operating expenses other than interest expense on deposits and other borrowed funds. Historically, the Company has not had any material expenses relating to discontinued operations, extraordinary losses or adjustments from a change in accounting principles. Salaries and employee benefits are the largest component of the Company's operating expenses and comprise 61.03% of noninterest expenses in 2003.

Noninterest expense during 2003, 2002 and 2001 totaled $14,820,000, $13,276,000 and $11,587,000, respectively, representing an 11.63% increase in 2003 versus 2002 and a 14.57% increase in 2002 compared to 2001. An increase in salaries and employee benefits was the largest contributor to the increase in operating expenses in both 2003 and 2002. United Bank had operating expenses in 2003 and 2002 of $1,418,000 and $698,000, respectively, increasing all overhead expense categories in comparison to those of 2001. Another factor leading to the increase in operating expenses in 2003 was the additional employees and higher salaries at First National. The percentage of noninterest expense to average assets was 2.04% in 2003, compared to 2.09% and 1.88% during 2002 and 2001, respectively.

PROVISION FOR INCOME TAXES

The provision for income taxes for 2003, 2002 and 2001 was $4,321,000, $4,438,000 and $4,639,000, respectively. This amount represents an effective tax rate of 27.10% during 2003, compared to 28.13% and 30.54% for 2002 and 2001, respectively. The Company's marginal federal tax rate is currently 35%. The difference between the Company's effective and marginal tax rate is primarily related to investments made in tax exempt securities.

BALANCE SHEET REVIEW

The Company's assets are comprised primarily of loans and investment bonds. Average earning asset maturity or repricing dates are less than five years for the combined portfolios as the assets are funded for the most part by short term deposits with either immediate availability or less than one year average maturities. This exposes the Company to risk with regard to changes in interest rates that are more fully explained the section of this report entitled "Quantitative and Qualitative Disclosures about Interest Rate Risk."

Total assets increased to $752,786,000 in 2003 compared to $677,229,000 in 2002, an 11.16% increase. The growth of United Bank to $68,397,000 in total assets from the $30,355,000 posted at the end of 2002 was the most significant asset growth factor. Boone Bank and Randall-Story Bank also posted double digit growth in assets.

LOAN PORTFOLIO

Net loans (defined as gross loans less deferred loan fees and the allowance for loan losses) for the year ended December 31, 2003, increased to $355,533,000 from $329,593,000 as of December 31, 2002, an increase of 7.89%. The increase in loan volume can be primarily attributed to growth in the commercial, commercial real estate and residential loan portfolios at United Bank. Loans are the primary contributor to the Company's revenues and cashflows. The average tax-equivalent yield on loans was 76 and 86 basis points higher in 2003 and 2002, respectively, than the investment portfolio yields for the same periods in the previous year excluding short term federal funds sold and interest bearing deposit with banks.

Types of Loans

The following table sets forth the composition of the Company's loan portfolio for the past five years ending at December 31:

(dollars in thousands)	2003	2002	2001	2000	1999
Real Estate					
Construction	$13,126	$13,518	$12,677	$12,221	$9,062
1-4 family residential	84,645	81,239	84,379	97,663	89,171
Commercial	150,723	136,351	117,211	112,415	98,840
Agricultural	24,297	21,693	21,029	21,095	19,999
Commercial	38,555	40,097	45,631	53,955	48,920
Agricultural	27,815	26,022	27,367	28,199	25,575
Consumer and other	23,242	19,921	20,920	24,576	23,897
Total loans	$362,403	$338,841	$329,214	$350,124	$315,464
Deferred loan fees, net	819	777	725	736	826
Total loans net of deferred fees	$361,584	$338,064	$328,489	$349,388	$314,638

The Company's loan portfolio consists of real estate loans, commercial loans, agricultural loans and consumer loans. As of December 31, 2003, gross loans totaled approximately $362 million, which equals approximately 58% of total deposits and 48% of total assets. For the Company's peer group, 347 bank holding companies with total assets of $500 to $1,000 million, loan to deposit ratio as of September 30, 2003 was a much higher 83%. The primary factor relating to the lower loan to deposit ratio for the Company compared to peer group averages is a more conservative underwriting philosophy. As of December 31, 2003, the majority of the loans were originated directly by the Banks to borrowers within the Banks' principal market areas. There are no foreign loans outstanding during the years presented.

Real estate loans include various types of loans for which the Banks hold real property as collateral and consist of loans primarily on commercial properties and single family residences. Real estate loans typically have fixed rates for up to five years, with the Company's loan policy having a maximum fixed rate maturity of up to 15 years. The majority of construction loan volume is to contractors to construct commercial buildings and generally have maturities of up to 12 months. The Banks originate residential real estate loans for sale to the secondary market for a fee.

Commercial loans consist primarily of loans to businesses for various purposes including revolving lines to finance current operations, floor-plans, inventory and accounts receivable and capital expenditure loans to finance equipment and other fixed assets. These loans generally have short maturities, have either adjustable or fixed rates and are unsecured or secured by inventory, accounts receivable, equipment and/or real estate.

Agricultural loans play an important part in the Banks' loan portfolios. Iowa is a major agricultural state and is a national leader in both grain and livestock production. The Banks play a significant role in their communities in financing operating, livestock and real estate activities for area producers.

Consumer loans include loans extended to individuals for household, family and other personal expenditures not secured by real estate. The majority of the Banks' consumer lending is for vehicles, consolidation of personal debts, household appliances and improvements.

The interest rates charged on loans vary with the degree of risk and the amount and maturity of the loan. Competitive pressures, market interest rates, the availability of funds and government regulation further influence the rate charged on a loan. The Banks follow a loan policy, which has been approved by both the board of directors of the Company and the Banks, and is overseen by both Company and Bank management. These policies establish lending limits, review and grading criteria and other guidelines such as loan administration and allowance for loan losses. Loans are approved by the Banks' board of directors and/or designated officers in accordance with respective guidelines and underwriting policies of the Company. Loans to one borrower are limited by applicable state and federal banking laws. Credit limits generally vary according to the type of loan and the individual loan officer's experience.

Maturities and Sensitivities of Loans to Changes in Interest Rates as of December 31, 2003

The contractual maturities of the Company's loan portfolio are as shown below. Actual maturities may differ from contractual maturities because individual borrowers may have the right to prepay loans with or without prepayment penalties. The maturity of fixed rate loans and the volume of variable rate loans are relevant as an indicator of the Company's ability to reprice loans in relation to changes in market interest rates.

(dollars in thousands)	Within 1 Year	After 1yr but within 5 years	After 5 years	Total
Real Estate				
Construction	$10,868	$2,110	$148	$13,126
1-4 family residential	3,807	34,544	46,294	84,645
Commercial	14,504	104,023	32,196	150,723
Agricultural	1,317	5,296	17,684	24,297
Commercial	22,835	13,804	1,916	38,555
Agricultural	17,992	5,446	4,377	27,815
Consumer and other	3,804	12,908	6,530	23,242
Total loans	$75,127	$178,131	$109,145	$362,403

	After one year but within five years	After five years
Loan maturities after one year with:		
Fixed rates	$150,610	$21,456
Variable rates	27,521	87,689
	$178,131	$109,145

Loans Held For Sale

Mortgage origination funding awaiting delivery to the secondary market totaled $859,000 and $2,713,000 as of December 31, 2003 and 2002, respectively. Residential mortgage loans are originated by the Banks and sold to several secondary mortgage market outlets based upon customer product preferences and pricing considerations. The mortgages are sold in the secondary market to eliminate interest rate risk and to generate income. It is not anticipated at the present time that loans held for sale will become a significant portion of total assets.

Investment Portfolio

Total investments as of December 31, 2003, were $323,116,000, an increase of $78,541,000 or 32% from the prior year end. As of December 31, 2003 and 2002, the investment portfolio comprised 43% and 36%, respectively, of total assets.

The following table presents the market values, which represent the carrying values due to the available-for-sale classification, of the Company's investment portfolio as of December 31, 2003, 2002 and 2001, respectively. This portfolio provides the Company with a significant amount of liquidity since all of the investments are considered available for sale as of December 31, 2003 and 2002.

(dollars in thousands)	2003	2002	2001
U.S. treasury securities	$2,229	$4,208	$12,548
U.S. government agencies	118,637	85,780	60,858
State and political subdivisions	105,963	70,516	63,109
Corporate bonds	63,586	56,357	51,106
Equity securities	32,701	27,714	26,157
Total	$323,116	$244,575	$213,778

Investments in states and political subdivisions represent purchases of municipal bonds located primarily in the state of Iowa and contiguous states.

Investment in other securities includes corporate debt obligations of companies located and doing business throughout the United States. The debt obligations were all within the credit ratings acceptable under the Banks' investment policies. As of December 31, 2003, the Company did not have securities from a single issuer, except for the United States Government or its agencies, which exceeded 10% of consolidated stockholders' equity. The equity securities portfolio consists primarily of financial and utility stocks as of December 31, 2003, 2002 and 2001.

Investment Maturities as of December 31, 2003

The investments in the following table are reported by contractual maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The maturities of the investments are relevant as an indicator of the Company's ability to reprice these earning assets in relation to changes in market interest rates.

(dollars in thousands)	Within 1 Year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
U.S. treasury	$1,690	–	$539	–	$2,229
U.S. government agencies	15,378	$55,930	36,753	$10,576	118,637
States and political subdivisions	7,806	22,847	41,637	33,673	105,963
Corporate bonds	3,056	37,304	22,722	504	63,586
Total	$27,930	$116,081	$101,651	$44,753	$290,415
Weighted average yield					
U.S. treasury	4.22%	–	5.19%	–	4.44%
U.S. government agencies	4.98%	3.64%	4.30%	4.89%	4.11%
States and political subdivisions*	5.61%	6.27%	6.91%	6.36%	6.50%
Corporate bonds	6.21%	5.02%	5.82%	6.40%	5.37%
Total	5.25%	4.60%	5.71%	6.01%	5.26%

*Yields on tax-exempt obligations of states and political subdivisions have been computed on a tax-equivalent basis.

Deposits

Total deposits equaled $619,549,000 and $550,622,000 as of December 31, 2003 and 2002, respectively. The increase of $68,927,000 can be attributed to deposit growth at four of the five Banks with United Bank and First National posting the largest increases of $36,997,000 and $20,717,000, respectively. Average deposits for the year ended December 31, 2003, were $76,917,000 higher than the same period in 2002. Deposit categories seeing the largest balance increases were NOW accounts and other time certificates under $100,000.

The Company's primary source of funds is customer deposits. The Company attempts to attract noninterest-bearing deposits, which are a low cost funding source. In addition, the Banks offer a variety of interest-bearing accounts designed to attract both short-term and longer-term deposits from customers. Interest-bearing accounts earn interest at rates established by Bank management based on competitive market factors and the Company's need for funds. While nearly 64% of the Banks' certificates of deposit mature in the next year, it is anticipated that a majority of these certificates will be renewed. Rate sensitive certificates of deposits in excess of $100,000 are subject to somewhat higher volatility with regard to renewal volume as the Banks adjust rates based upon funding needs. In the event a substantial volume of certificates are not renewed, the Company has sufficient liquid assets and borrowing lines to fund significant runoff. A sustained reduction in deposit volume would have a significant negative impact on the Company's operation and liquidity. The Company traditionally has not relied upon brokered deposits and does not anticipate utilizing such funds at the present time.

AVERAGE DEPOSITS BY TYPE

The following table sets forth the average balances for each major category of deposit and the weighted average interest rate paid for deposits during the years ended December 31, 2003, 2002 and 2001.

(dollars in thousands)	2003		2002		2001	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	$59,614		$53,318		$51,113	
Interest bearing demand deposits	130,138	0.70%	103,529	2.01%	115,494	1.00%
Money market deposits	143,478	1.20%	101,267	3.23%	120,446	1.71%
Savings deposits	25,269	0.50%	24,486	0.71%	24,112	1.56%
Time certificates < $100,000	170,534	3.21%	152,703	4.00%	158,625	5.51%
Time certificates > $100,000	65,759	2.75%	51,428	3.69%	58,253	5.71%
	$594,792		$517,875		$496,899	

DEPOSIT MATURITY

The following table shows the amounts and remaining maturities of time certificates of deposit that had balances of $100,000 and over as of December 31, 2003, 2002 and 2001.

(dollars in thousands)	2003	2002	2001
3 months or less	$23,801	$15,162	$16,771
Over 3 through 12 months	29,896	25,939	24,590
Over 12 through 36 months	11,374	9,281	4,765
Over 36 months	4,416	4,182	1,590
Total	$69,487	$54,564	$47,716

BORROWED FUNDS

Borrowed funds that may be utilized by the Company are comprised of Federal Home Loan Bank (FHLB) advances, federal funds purchased and securities sold under agreement to repurchase (repurchase agreements). Borrowed funds are an alternative funding source to deposits and can be used to fund the Company's assets and unforeseen liquidity needs. FHLB advances are loans from the FHLB that can mature daily or have longer maturities for fixed or floating rates of interest. Federal funds purchased are borrowings from other banks that mature daily. Repurchase agreements are similar to deposits as they are funds lent by various Bank customers; however, the bank pledges investment securities to secure such borrowings. The Company's repurchase agreements normally may reprice daily. The Company does not have any FHLB advances or federal funds purchased outstanding as of December 31, 2003.

The following table summarizes the outstanding amount of and the average rate on borrowed funds as of December 31, 2003, 2002 and 2001.

(dollars in thousands)	2003		2002		2001	
	Balance	Average Rate	Balance	Average Rate	Balance	Average Rate
FHLB advances	$ –	–%	$ –	–%	$1,000	5.21%
Federal funds purchased & repurchase agreements	18,199	1.39%	18,326	1.50%	10,596	2.54%
Total	$18,199	1.39%	$18,326	1.50%	$11,596	2.77%

AVERAGE ANNUAL BORROWED FUNDS

The following table sets forth the average amount of, the average rate paid and maximum outstanding balance on borrowed funds for the years ended December 31, 2003, 2002 and 2001.

(dollars in thousands)	2003		2002		2001	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
FHLB advances	$ –	–%	$47	4.26%	$8,791	6.29%
Federal funds purchased & repurchase agreements	19,588	1.48%	13,840	1.91%	14,217	3.78%
Total	$19,588	1.48%	$13,887	1.91%	$23,008	4.74%

	2003	2002	2001
Maximum Amount Outstanding during the year:			
FHLB advances	-	$1,000	$16,000
Federal funds purchased & repurchase agreements	$22,728	18,326	25,400

OFF-BALANCE-SHEET ARRANGEMENTS

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. For additional information, see footnote 9 of the "Notes to the Consolidated Statements."

ASSET QUALITY REVIEW AND CREDIT RISK MANAGEMENT

The Company's credit risk is centered in the loan portfolio, which on December 31, 2003, totaled $355,533,000 as compared to $329,593,000 as of December 31, 2002, an increase of 7.87%. Net loans comprise 47% of total assets as of the end of 2003. The object in managing loan portfolio risk is to reduce the risk of loss resulting from a customer's failure to perform according to the terms of a transaction and to quantify and manage credit risk on a portfolio basis. As the following chart indicates, the Company's credit risk management efforts reflect an improving trend with regard to non-performing assets that total $2,346,000 as of December 31, 2003. The Company's level of problem assets as a percentage of assets of 0.31% compares favorably to the average for FDIC insured institutions as of September 30, 2003 of 0.77%.

NON-PERFORMING ASSETS

The following table sets forth information concerning the Company's non-performing assets for the past five years ending December 31, 2003.

(dollars in thousands)

	2003	2002	2001	2000	1999
NON-PERFORMING ASSETS:					
Non-accrual loans	$1,756	$2,015	$2,692	$2,663	$405
Loans 90 days or more past due	431	394	797	242	723
Restructured loans	–	–	–	–	–
	2,187	2,409	3,489	2,905	1,128
Other real estate owned	159	295	159	75	41
Total non-performing assets	$2,346	$2,704	$3,648	$2,980	$1,169

The accrual of interest on non-accrual and other impaired loans is discontinued at 90 days or when, in the opinion of management, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Interest income on restructured loans is recognized pursuant to the terms of the new loan agreement. Interest income on other impaired loans is monitored and based upon the terms of the underlying loan agreement. However, the recorded net investment in impaired loans, including accrued interest, is limited to the present value of the expected cash flows of the impaired loan or the observable fair market value of the loan's collateral.

Outstanding loans of $200,000 were placed on non-accrual status in 2003 with total non-accrual loans equaling $1,756,000 as of December 31, 2003. Outstanding loans of $383,000 were placed on non-accrual status in 2002 with total non-accrual loans equaling $2,015,000 as of December 31, 2002. Outstanding loans of $886,000 were placed on non-accrual status in 2001 with total non-accrual loans equaling $2,692,000 as of December 31, 2001. A real estate loan at First National with a December 31, 2003 and 2002, balance of $1,305,000 is the largest non-performing asset. For the years ended December 31, 2003, 2002 and 2001, interest income, which would have been recorded under the original terms of such loans was approximately $179,000, $160,000 and $243,000, respectively, with $177,000, $17,000 and $114,000, respectively, recorded. Loans greater than 90 days past due and still accruing interest were $431,000 and $394,000 at December 31, 2003 and 2002, respectively.

Summary of the Allowance for Loan Losses

The provision for loan losses represents an expense charged against earnings to maintain an adequate allowance for loan losses. The allowance for loan losses is management's best estimate of probable losses inherent in the loan portfolio as of the balance sheet date. Factors considered in establishing an appropriate allowance include: an assessment of the financial condition of the borrower; a realistic determination of value and adequacy of underlying collateral; the condition of the local economy and the condition of the specific industry of the borrower; an analysis of the levels and trends of loan categories; and a review of delinquent and classified loans.

The adequacy of allowance for loan losses is evaluated quarterly by management and the respective Bank boards. This evaluation focuses on specific loan reviews, changes in the type and volume of the loan portfolio given the current and forecasted economic conditions and historical loss experience. Any one of the following conditions may result in the review of a specific loan: concern about whether the customer's cash flow or net worth are sufficient to repay the loan; delinquent status; criticism of the loan in a regulatory examination; the accrual of interest has been suspended; or other reasons including when the loan has other special or unusual characteristics which warrant special monitoring.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgment about information available to them at the time of their examination.

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

The Company's policy is to charge-off loans when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize future recoveries. The following table sets forth information regarding changes in the Company's allowance for loan losses for the most recent five years.

(dollars in thousands)	2003	2002	2001	2000	1999
Balance at beginning of period	$5,758	$5,446	$5,373	$4,986	$4,846
CHARGE-OFFS					
Real Estate					
Construction	24	–	–	–	–
1-4 Family Residential	5	–	1	–	–
Commercial	–	40	–	–	18
Agricultural	–	–	–	–	–
Commercial	392	235	768	55	–
Agricultural	–	–	–	–	–
Consumer and other	43	155	83	96	41
	$464	$430	$852	$151	$59
RECOVERIES					
Real Estate					
Construction	–	–	–	–	–
1-4 Family Residential	–	20	–	–	–
Commercial	–	–	–	–	16
Agricultural	–	–	–	–	–
Commercial	100	14	8	66	–
Agricultural	–	–	–	–	–
Consumer and other	12	20	19	12	17
	$112	$54	$27	$78	$33
Net charge-offs (recoveries)	352	376	825	73	26
Additions charged to operations	645	688	898	460	166
Balance at end of period	$6,051	$5,758	$5,446	$5,373	$4,986
Average Loans Outstanding	$349,812	$317,521	$341,440	$339,115	$299,064
Ratio of net charge-offs during the period to average loans outstanding	0.10%	0.12%	0.24%	0.02%	0.01%
Ratio of allowance for loan losses to total loans net of deferred fees	1.67%	1.70%	1.65%	1.54%	1.58%

The allowance for loan losses increased to $6,051,000 at the end of 2003 in comparison to the allowance of $5,758,000 at year end 2002. The increase can be primarily attributed to the growth of general reserves at United Bank. As of December 31, 2003 and 2002, United Bank had allowance for loan losses of $480,000 and $166,000, respectively. The increase in the reserve levels in 2002 relate primarily to First National as the result of higher specific reserves for two problem credits identified by management prior to 2002 and a large specific reserve for a newly downgraded problem loan in 2002. Problem commercial leases identified at First National in 2001 led to higher provision expense, net charge-offs and specific reserves as credit weaknesses were identified in 2001. General reserve allocations remained consistent in 2003 with prior years.

General reserves for loan categories normally range from 1.00 to 1.30% of the outstanding loan balances. As loan volume increases, the general reserve levels increase with that growth. As the previous table indicates, loan provisions have stabilized since 2001 as net charge-offs, loan loss provision expense and the allowance for loan losses to total loans are similar for the twelve months ended 2003 and 2002. The general reserve loss factors have remained consistent over the five-year period presented. The allowance relating to commercial real estate and 1-4 family residential loans are the largest reserve components. Commercial real estate loans have higher general reserve levels than other real estate loans as management perceives more risk in this type of lending. Elements contributing to the higher risk level include susceptibility of businesses to changing environmental factors such as the economic business cycle, the larger individual loan amounts, a limited number of buyers and the specialized uses for some properties. As of December 31, 2003, commercial real estate loans have general reserves of 1.30% and 1-4 family residential loans, which management generally considers lower risk, have general reserves of 1.00%. The estimation methods and assumptions used in determining the allowance for the five years presented have remained consistent.

Loans that the Banks have identified as having higher risk levels are reviewed individually in an effort to establish adequate loss reserves. These reserves are considered specific reserves and are directly impacted by the credit quality of the underlying loans. Normally, as the actual or expected level of non-performing loans increase, the specific reserves also increase. For December 31, 2003 and 2002, specific reserves increased $146,000 or 8.65% and $386,000 or 29.65%, respectively, over prior periods. In 2003, specific allocations to problem agricultural real estate loans was the largest contributor to the increase in the specific reserve level when compared to year end 2002. Specific allocations for commercial real estate loans triggered the increase in 2002 while commercial leases contributed to the increase in total reserve levels in 2001. The specific reserves are dependent upon assumptions regarding the liquidation value of collateral and the cost of recovering collateral including legal fees. Changing the amount of specific reserves on individual loans has had the largest impact on the reallocation of the reserve among different parts of the portfolio.

Other factors that are considered when determining the adequacy of the reserve include loan concentrations, loan growth, the economic outlook and historical losses.The Company's concentration risks include geographic concentration in central Iowa; the local economy's dependence upon several large governmental entity employers, including Iowa State University and the Iowa Department of Transportation; and the health of Iowa's agricultural sector that in turn is dependent on weather conditions and government programs. No significant reserves have been established for local and national economic conditions over the last five-year period as the economic outlook has generally been favorable. However, no assurances can be made that losses will remain at the favorable levels experienced over the past five years.

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

The following table sets forth information concerning the Company's allocation of the allowance for loan losses.

(dollars in thousands)	2003		2002		2001		2000		1999	
	Amount	% *	Amount	% *	Amount	% *	Amount	% *	Amount	% *
Balance at end of period applicable to:										
Real Estate										
Construction	$196	3.62%	$210	3.99%	$178	3.99%	$163	3.49%	$91	2.87%
1-4 family residential	948	23.36%	892	23.98%	980	23.98%	1,088	27.89%	899	28.27%
Commercial	2,663	41.59%	2,453	40.24%	1,704	40.24%	1,619	32.11%	1,536	31.33%
Agricultural	458	6.70%	302	6.40%	279	6.40%	315	6.03%	237	6.34%
Commercial	775	10.64%	910	11.83%	938	11.83%	754	15.41%	573	15.51%
Agricultural	488	7.68%	504	7.68%	457	7.68%	421	8.05%	541	8.11%
Consumer and other	255	6.41%	235	5.88%	258	5.88%	538	7.02%	560	7.58%
Unallocated	268		252		652		475		549	
	$6,051	100%	$5,758	100%	$5,446	100%	$5,373	100%	$4,986	100%

* Percent of loans in each category to total loans.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management is the process by which the Company, through its Banks' Asset and Liability Committees (ALCO), ensures that adequate liquid funds are available to meet its financial commitments on a timely basis, at a reasonable cost and within acceptable risk tolerances. These commitments include: funding credit obligations to borrowers, funding mortgage originations pending delivery to the secondary market, withdrawing funds by depositors, maintaining adequate collateral for pledging for public funds, trust deposits and borrowings, paying dividends to shareholders, paying operating expenses, funding capital expenditures and maintaining deposit reserve requirements.

Liquidity is derived primarily from core deposit growth and retention; principal and interest payments on loans; principal and interest payments, sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources. Other funding sources include federal funds purchased lines, Federal Home Loan Bank (FHLB) advances and other capital market sources.

As of December 31, 2003, the level of liquidity and capital resources of the Company remain at a satisfactory level and compare favorably to that of other FDIC insured institutions. Management believes that the Company's liquidity sources will be sufficient to support its existing operations for the foreseeable future.

The liquidity and capital resources discussion will cover the following topics:

- Review the Company's Current Liquidity Sources
- Review of Statements of Cash Flows
- Company Only Cash Flows
- Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs
- Capital Resources

Review of the Company's Current Liquidity Sources

Liquid assets of cash on hand, balances due from other banks, federal funds sold and interest-bearing deposits in financial institutions for December 31, 2003, 2002 and 2001, totaled $58,725,000, $85,189,000, and $72,059,000, respectively. The lower balance of liquid assets as of December 31, 2003, relates to a lower level of federal funds sold and correspondent bank balances. Federal funds sold have been utilized to fund loan growth and investment purchases and correspondent compensating balances were abnormally high at the end of 2002 as First National transitioned to a new correspondent bank to process check clearings. The increase in liquidity in 2002 was the result of diminished loan demand, increased deposit levels and maintaining a higher level of federal funds sold as a result of historically low investment yields.

Other sources of liquidity available to the Banks at December 31, 2003 include outstanding lines of credit with the Federal Home Loan Bank of Des Moines, Iowa of $30,732,000 and federal funds borrowing capacity at correspondent banks of $37,500,000. The Company did not have any outstanding FHLB advances as of December 31, 2003 and securities sold under agreement to repurchase totaled $18,198,000.

Total investments as of December 31, 2003, were $323,116,000 compared to $244,575,000 as of year end 2002. At December 31, 2003 and 2002, the investment portfolio as a percentage of average assets was 43% and 36%, respectively. The Company has a significant amount of liquidity since all of the investments are classified as available for sale as of December 31, 2003 and 2002.

The investment portfolio serves an important role in the overall context of balance sheet management in terms of balancing capital utilization and liquidity. The decision to purchase or sell securities is based upon the current assessment of economic and financial conditions, including the interest rate environment, liquidity and credit considerations. The portfolio's scheduled maturities represent a significant source of liquidity.

Review of Statements of Cash Flows

Operating cash flows for December 31, 2003, 2002 and 2001, totaled $14,828,000, $13,803,000, and $7,773,000, respectively. The primary variance in operating cash flows in 2003 compared to 2002 was the source of cash provided in 2003 from accrued expenses and other liabilities that was a use of cash in 2002. The 2003 increase in accrued expenses was associated with property tax, vacation and income tax expenses, while in 2002 lower market interest rates caused a decline in the level of accrued interest on deposits. The combined effect is a $1,082,000 increase in 2003 operating cash flows compared to the cash flows of 2002. A change in loans held for sale was the primary reason for the lower operating cash flow in 2001.

Net cash used in investing activities for December 31, 2003 and 2002, was $96,479,000 and $43,819,000, respectively, while 2001 reflected net cash provided by investing activity of $16,254,000. The largest investing activities were the purchase of U.S. government agency bonds, municipal bonds and the funding of commercial real estate loans in both 2003 and 2002. In contrast, 2001 investing cash flows reflect declining loan demand and a lower level of bond purchases that resulted in an increased level of federal funds sold.

Net cash provided by financing activities for December 31, 2003 and 2002, totaled $61,944,000 and $39,245,000, respectively, while in 2001, net cash used in finance activities totaled $10,343,000. Growth in deposits was the primary source of financing funds in 2003 and 2002. However, the repayment of federal funds purchased and other borrowings was the primary use of financing funds in 2001. As of December 31, 2003, the Company did not have any external debt financing, off balance sheet financing arrangements, or derivative instruments linked to its stock.

Company Only Cash Flows

The Company's liquidity on an unconsolidated basis is heavily dependent upon dividends paid to the Company by the Banks. The Company requires adequate liquidity to pay its expenses and pay stockholder dividends. In 2003, dividends from the Banks amounted to $7,868,000 compared to $5,978,000 in 2002. Various federal and state statutory provisions limit the amount of dividends banking subsidiaries are permitted to pay to their holding companies without regulatory approval. Federal Reserve policy further limits the circumstances under which bank holding companies may declare dividends. For example, a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. In addition, the Federal Reserve and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally pay dividends only out of current operating earnings. Federal and state banking regulators may also restrict the payment of dividends by order.

First National, as a national bank, generally may pay dividends from undivided profits without restriction, provided that its surplus fund is at least equal to its common stock capital fund. Boone Bank, Randall-Story Bank and State Bank are also restricted under Iowa law to paying dividends only out of their undivided profits. United Bank is not expected to generate sufficient earning to pay any dividends in 2004. Additionally, the payment of dividends by the Banks is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and the Banks generally are prohibited from paying any dividends if, following payment thereof, the Bank would be undercapitalized.

The Company has unconsolidated interest bearing deposits and marketable investment securities totaling $35,243,000 that are presently available to provide additional liquidity to the Banks.

Review of Commitments for Capital Expenditures, Cash Flow Uncertainties and Known Trends in Liquidity and Cash Flows Needs

No material capital expenditures or material changes in the capital resource mix are anticipated at this time. Commitments to extend credit totaled $71,100,000 as of December 31, 2003, compared to a total of $59,410,000 at the end of 2002. The timing of these credit commitments varies with the underlying borrowers; however, the Company has satisfactory liquidity to fund these obligations as of December 31, 2003. The primary cash flow uncertainty would be a sudden decline in deposits causing the Banks to liquidate securities. Historically, the Banks have maintained an adequate level of short term marketable investments to fund the temporary declines in deposit balances. There are no known trends in liquidity and cash flows needs as of December 31, 2003 that are a concern to management.

CAPITAL RESOURCES

The Company's total stockholders' equity increased to $107,325,000 at December 31, 2003, from $101,523,000 at December 31, 2002. At December 31, 2003 and 2002, stockholders' equity as a percentage of total assets was 14.26% and 14.99%, respectively. Total equity increased due to retention of earnings and from appreciation in the Company and Banks' investment portfolios. The capital levels of the Company currently exceed applicable regulatory guidelines as of December 31, 2003.

INTEREST RATE RISK

Interest rate risk refers to the impact that a change in interest rates may have on the Company's earnings and capital. Management's objectives are to control interest rate risk and to ensure predictable and consistent growth of earnings and capital. Interest rate risk management focuses on fluctuations in net interest income identified through computer simulations to evaluate volatility, varying interest rates, spread and volume assumptions. The risk is quantified and compared against tolerance levels.

The Company uses a third-party computer software simulation modeling program to measure its exposure to potential interest rate changes. For various assumed hypothetical changes in market interest rates, numerous other assumptions are made such as prepayment speeds on loans, the slope of the Treasury yield curve, the rates and volumes of the Company's deposits and the rates and volumes of the Company's loans. This analysis measures the estimated change in net interest income in the event of hypothetical changes in interest rates.

Another measure of interest rate sensitivity is the gap ratio. This ratio indicates the amount of interest-earning assets repricing within a given period in comparison to the amount of interest-bearing liabilities repricing within the same period of time. A gap ratio of 1.0 indicates a matched position, in which case the effect on net interest income due to interest rate movements will be minimal. A gap ratio of less than 1.0 indicates that more liabilities than assets reprice within the time period and a ratio greater than 1.0 indicates that more assets reprice than liabilities.

The simulation model process provides a dynamic assessment of interest rate sensitivity, whereas a static interest rate gap table is compiled as of a point in time. The model simulations differ from a traditional gap analysis, as a traditional gap analysis does not reflect the multiple effects of interest rate movement on the entire range of assets and liabilities and ignores the future impact of new business strategies.

INFLATION

The primary impact of inflation on the Company's operations is to increase asset yields, deposit costs and operating overhead. Unlike most industries, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than they would on non-financial companies. Although interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services, increases in inflation generally have resulted in increased interest rates. The effects of inflation can magnify the growth of assets and, if significant, require that equity capital increase at a faster rate than would be otherwise necessary.

FORWARD-LOOKING STATEMENTS

The discussion in the management discussion and analysis and elsewhere in this report contains forward-looking statements about the Company, its business and its prospects. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include use of the words "believe", "expect", "anticipate", "intend", "plan", "estimate" or words of similar meaning, or future or conditional verbs such as "will", "would", "should", "could" or "may". Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors, many of which are beyond the Company's control, could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Such risks and uncertainties with respect to the Company include, but are not limited to, those related to the economic environment, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions (including regulatory fees and capital requirements), changes in prevailing interest rates, credit risk management and asset/liability management, the financial and securities markets and the availability of and costs associated with sources of liquidity.

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. The Company operates in a continually changing business environment and new facts emerge from time to time. It cannot predict such factors nor can it assess the impact, if any, of such factors on its financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results. The Company disclaims any responsibility to update any forward-looking statements provided in this document.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk is comprised primarily of interest rate risk arising from its core banking activities of making loans and taking deposits. Interest rate risk is the risk that changes in market interest rates may adversely affect the Company's net interest income. Management continually develops and applies strategies to mitigate this risk. Management does not believe that the Company's primary market risk exposure and how that exposure was managed in 2003 changed when compared to 2002.

Based on a simulation modeling analysis performed as of December 31, 2003, the following table presents the estimated change in net interest income in the event of hypothetical changes in interest rates for the various rate shock levels:

NET INTEREST INCOME AT RISK

ESTIMATED CHANGE IN NET INTEREST INCOME FOR YEAR ENDING DECEMBER 31, 2004

(dollars in thousands)	$ Change	% Change
+200 Basis Points	$586	2.2%
+100 Basis Points	311	1.2%
-100 Basis Points	957	-3.6%
-200 Basis Points	3,186	-11.8%

As shown above, at December 31, 2003, the estimated effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 2.2% or approximately $586,000 in 2004. The estimated effect of an immediate 200 basis point decrease in rates would decrease the Company's net interest income by 11.8% or approximately $3,186,000 in 2004. The Company's Asset Liability Management Policy establishes parameters for a 200 basis point change in interest rates. Under this policy, the Company and the Banks' objective is to properly structure the balance sheet to prevent a 200 basis point change in interest rates from causing a decline in net interest income by more than 15% in one year compared to the base year that hypothetically assumes no change in interest rates.

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions. Actual values may differ from those projections set forth above. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates. Current interest rates on certain liabilities are at a level that does not allow for significant repricing should market interest rates decline considerably.

CONTRACTUAL MATURITY OR REPRICING

The following table sets forth the estimated maturity or re-pricing and the resulting interest sensitivity gap, of the Company's interest-earning assets and interest-bearing liabilities and the cumulative interest sensitivity gap at December 31, 2003. The expected maturities are presented on a contractual basis. Actual maturities may differ from contractual maturities because of prepayment assumptions, early withdrawal of deposits and competition.

(dollars in thousands)	Less than three months	Three months to one year	One to five years	Over five years	Cumulative Total
INTEREST-EARNING ASSETS					
Interest-bearing deposits with banks	$5,364	$500	$500	$ -	$6,364
Federal funds sold	20,380	-	-	-	20,380
Investments *	7,256	20,674	116,081	179,105	323,116
Loans	58,115	36,253	196,999	71,036	362,403
Total interest-earning assets	$91,115	$57,427	$313,580	$250,141	$712,263
INTEREST-BEARING LIABILITIES					
Interest bearing demand deposits	$138,308	$ -	$ -	$ -	$138,308
Money market and savings deposits	166,387	-	-	-	166,387
Time certificates < $100,000	22,682	78,639	72,529	144	173,994
Time certificates > $100,000	23,801	29,896	15,790	-	69,487
Other borrowed funds	18,198	-	-	-	18,198
Total interest-bearing liabilities	$369,376	$108,535	$88,319	$144	$566,374
Interest sensitivity gap	($278,261)	($51,108)	$225,261	$249,997	$145,889
Cumulative interest sensitivity gap	($278,261)	($329,369)	($104,108)	$145,889	$145,889
Cumulative interest sensitivity gap as a percent of total assets	-36.96%	-43.75%	-13.83%	19.38%	

*Investments with maturities over 5 years include the market value of equity securities of $32,701.

As of December 31, 2003, the Company's cumulative gap ratios for assets and liabilities repricing within three months and within one year were .37 and .44, respectively, meaning more liabilities than assets are scheduled to reprice within these periods. This situation suggests that a decrease in market interest rates may benefit net interest income and that an increase in interest rates may negatively impact the Company. The liability sensitive gap position is largely the result of classifying the interest bearing NOW accounts, money market accounts and savings accounts as immediately repriceable. Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities and periods to repricing, they may react differently to changes in market interest rates. Also, interest rates on assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other assets and liabilities may follow changes in market interest rates. Additionally, certain assets have features that restrict changes in the interest rates of such assets, both on a short-term basis and over the lives of such assets.

INDEPENDENT AUDITOR'S REPORT

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Ames National Corporation and Subsidiaries
Ames, Iowa

We have audited the accompanying consolidated balance sheets of Ames National Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ames National Corporation and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Des Moines, Iowa
January 23, 2004

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

ASSETS	2003	2002
Cash and due from banks (Note 2)	$31,982,144	$51,688,784
Federal funds sold	20,380,000	32,500,000
Interest bearing deposits in financial institutions	6,363,538	1,000,000
Securities available-for-sale (Note 3)	323,115,914	244,575,026
Loans receivable, net (Note 4)	355,533,119	329,593,051
Loans held for sale	859,139	2,713,446
Bank premises and equipment, net (Note 5)	8,377,807	8,726,397
Accrued income receivable	5,842,247	5,849,017
Other assets	332,556	582,849
Total assets	$752,786,464	$677,228,570
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits (Note 6)		
Demand, noninterest bearing	$71,372,534	$62,557,937
NOW accounts	138,308,140	121,325,104
Savings and money market	166,387,319	153,296,259
Time, $100,000 and over	69,486,570	54,564,283
Other time	173,993,964	158,878,796
Total deposits	$619,548,527	$550,622,379
Federal funds purchased and securities sold under agreements to repurchase	$18,198,403	$18,325,574
Dividend payable	1,441,204	1,376,752
Deferred income taxes (Note 8)	3,238,665	2,879,057
Accrued expenses and other liabilities	3,034,670	2,501,952
Total liabilities	$645,461,469	$575,705,714
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDERS' EQUITY (Note 10)		
Common stock, $5 par value, authorized 6,000,000 shares; issued 2003 and 2002 3,153,230 shares; outstanding 2003 3,133,053 shares, 2002 3,128,982 shares	$15,766,150	$15,766,150
Additional paid-in capital	25,351,979	25,354,014
Retained earnings	58,400,660	53,917,544
Treasury stock, at cost; 2003 20,177 shares, 2002 24,248 shares	(1,109,735)	(1,333,640)
Accumulated other comprehensive income, net unrealized gain on securities available-for-sale	8,915,941	7,818,788
Total stockholders' equity	$107,324,995	$101,522,856
Total liabilities and stockholders' equity	$752,786,464	$677,228,570

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Interest and dividend income:			
Loans, including fees	$22,197,335	$23,207,184	$27,891,379
Securities			
Taxable	7,510,671	7,931,041	8,714,486
Tax-exempt	3,604,641	2,938,423	2,876,432
Federal funds sold	628,203	810,675	829,083
Dividends	1,372,890	1,383,350	1,162,176
	$35,313,740	$36,270,673	$41,473,556
Interest expense:			
Deposits	$10,045,178	$11,397,125	$17,791,314
Other borrowed funds	293,604	265,845	1,091,319
	$10,338,782	$11,662,970	$18,882,633
Net interest income	$24,974,958	$24,607,703	$22,590,923
Provision for loan losses (Note 4)	645,447	688,431	897,540
Net interest income after provision for loan losses	$24,329,511	$23,919,272	$21,693,383
Noninterest income:			
Trust department income	$1,225,099	$1,032,500	$948,499
Service fees	1,513,964	1,492,344	1,585,036
Securities gains, net (Note 3)	1,395,320	889,923	1,197,050
Gain on sale of loans held for sale	1,155,311	739,907	589,215
Merchant and ATM fees	513,832	405,667	282,072
Other	631,949	574,473	478,172
Total noninterest income	$6,435,475	$5,134,814	$5,080,044
Noninterest expense:			
Salaries and employee benefits (Note 7)	$9,044,896	$8,074,181	$6,834,588
Data processing	2,188,488	1,934,006	1,772,726
Occupancy expenses	1,088,438	927,287	726,049
Other operating expenses	2,497,692	2,340,098	2,253,920
Total noninterest expense	$14,819,514	$13,275,572	$11,587,283
Income before income taxes	$15,945,472	$15,778,514	$15,186,144
Provision for income taxes (Note 8)	4,320,787	4,438,376	4,638,806
Net income	$11,624,685	$11,340,138	$10,547,338
Basic earnings per share (Note 1)	$3.71	$3.63	$3.38

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2003, 2002 and 2001

	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 2000		$15,766,150	$25,428,994	$44,036,378	$(1,677,605)	$2,623,544	$86,177,461
COMPREHENSIVE INCOME							
Net income	$10,547,338	–	–	10,547,338	–	–	10,547,338
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax (Note 3)	1,973,070	–	–	–	–	1,973,070	1,973,070
Total comprehensive income	$12,520,408						
Cash dividends declared, $1.66 per share		–	–	(5,186,705)	–	–	(5,186,705)
Sale of 2,936 shares of treasury stock		–	(35,966)	–	146,800	–	110,834
Balance, December 31, 2001		15,766,150	25,393,028	49,397,011	(1,530,805)	4,596,614	93,621,998
COMPREHENSIVE INCOME							
Net income	$11,340,138	–	–	11,340,138	–	–	11,340,138
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax (Note 3)	3,222,174	–	–	–	–	3,222,174	3,222,174
Total comprehensive income	$14,562,312						
Cash dividends declared, $2.18 per share		–	–	(6,819,605)	–	–	(6,819,605)
Sale of 3,753 shares of treasury stock		–	(39,014)	–	197,165	–	158,151
Balance, December 31, 2002		15,766,150	25,354,014	53,917,544	(1,333,640)	7,818,788	101,522,856
COMPREHENSIVE INCOME							
Net income	$11,624,685	–	–	11,624,685		–	11,624,685
Other comprehensive income, unrealized gains on securities, net of reclassification adjustment, net of tax (Note 3)	1,097,153	–	–	–		1,097,153	1,097,153
1,097,153 Total comprehensive income	$12,721,838						
Cash dividends declared, $2.28 per share		–	–	(7,141,569)	–	–	(7,141,569)
Sale of 4,071 shares of treasury stock		–	(2,035)	–	223,905	–	221,870
Balance, December 31, 2003		$15,766,150	$25,351,979	$58,400,660	$(1,109,735)	$8,915,941	$107,324,995

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$11,624,685	$11,340,138	$10,547,338
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	645,447	688,431	897,540
Amortization and accretion	563,612	51,495	(58,859)
Depreciation	1,030,377	996,180	642,835
Provision for deferred taxes	(284,751)	(200,013)	(129,614)
Securities gains, net	(1,395,320)	(889,923)	(1,197,050)
Change in assets and liabilities:			
(Increase) decrease loans held for sale	1,854,307	2,582,434	(4,480,280)
(Increase) decrease in accrued income receivable	6,770	128,336	1,043,261
(Increase) decrease in other assets	250,293	(344,372)	820,285
Increase (decrease) in accrued expenses and other liabilities	$532,718	(549,337)	(312,376)
Net cash provided by operating activities	$14,828,138	$13,803,369	$7,773,080
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	$(194,136,066)	$(86,337,490)	$(47,350,981)
Proceeds from sale of securities available-for-sale	9,299,986	26,635,715	23,282,181
Proceeds from maturities and calls of securities available-for-sale	108,868,412	34,855,926	47,385,595
Net decrease (increase) in interest bearing deposits in financial institutions	(5,363,538)	(750,000)	98,174
Net (increase) in federal funds sold	12,120,000	(3,150,000)	(29,105,000)
Net decrease (increase) in loans	(26,585,515)	(12,534,196)	24,554,301
Purchase of bank premises and equipment	(681,787)	(2,538,922)	(2,610,189)
Net cash provided by (used in) investing activities	(96,478,508)	(43,818,967)	(16,254,081)
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase in deposits	68,926,148	$39,113,124	$18,080,400
Increase (decrease) federal funds purchased and securities sold under agreements to repurchase	(127,171)	6,729,400	(23,411,245)
Dividends paid	(7,077,117)	(6,755,449)	(5,123,026)
Proceeds from issuance of treasury stock	221,870	158,151	110,834
Net cash provided by (used in) financing activities	$61,943,730	$39,245,226	$(10,343,037)
Net increase (decrease) in cash and cash equivalents	(19,706,640)	9,229,628	13,684,124
CASH AND CASH EQUIVALENTS			
Beginning	51,688,784	42,459,156	28,775,032
Ending	$31,982,144	$51,688,784	$42,459,156

(Continued on Next Page)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash payments for:			
Interest	$10,504,715	$12,211,439	$19,749,270
Income taxes	4,553,669	4,725,572	4,321,320

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business: Ames National Corporation and subsidiaries (the Company) operates in the commercial banking industry through its subsidiaries in Ames, Boone, Story City, Nevada and Marshalltown, Iowa. Loan and deposit customers are located primarily in Story, Boone, Hamilton and Marshall counties and adjacent counties in Iowa.

Segment information: The Company uses the "management approach" for reporting information about segments in annual and interim financial statements. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. Based on the "management approach" model, the Company has determined that its business is comprised of one operating segment: banking. The banking segment generates revenues through personal, business, agricultural and commercial lending, management of the investment securities portfolio, providing deposit account services and providing trust services.

Consolidation: The consolidated financial statements include the accounts of Ames National Corporation (the Parent Company) and its wholly-owned subsidiaries, First National Bank, Ames, Iowa; State Bank & Trust Co., Nevada, Iowa; Boone Bank & Trust Co., Boone, Iowa; Randall-Story State Bank, Story City, Iowa; and United Bank & Trust NA, Marshalltown, Iowa (collectively, the Banks). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and fair value of financial instruments.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. The Company reports net cash flows for customer loan transactions, deposit transactions and short term borrowings with maturities of 90 days or less.

Securities available-for-sale: Securities available-for-sale consist of equity securities and debt securities not classified as trading or held-to-maturity and are carried at fair value. Unrealized holding gains and losses, net of deferred income taxes, are reported in a separate component of accumulated other comprehensive income until realized. Realized gains and losses on the sale of such securities are determined using the specific identification method and are reflected in the consolidated statements of income. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or call date of the related security.

Unrealized losses judged to be other than temporary are charged to operations.

Loans held for sale: Loans held for sale are the loans the Banks have the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sale proceeds and the carrying value of the loans.

Loans: Loans are stated at the principal amount outstanding, net of deferred loan fees and the allowance for loan losses. Interest on loans is credited to income as earned based on the principal amount outstanding. The Banks' policy is to discontinue the accrual of interest income on any loan 90 days or more past due unless the loans are well collateralized and in the process of collection. Income on nonaccrual loans is subsequently recognized only to the extent that cash payments are received. Nonaccrual loans are returned to an accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to timely payment of principal or interest.

Allowance for loan losses: The allowance for loan losses is maintained at a level deemed appropriate by management to provide for known and inherent risks in the loan portfolio. The allowance is based upon a continuing review of past loan loss experience, current economic conditions, and the underlying collateral value securing the loans. Loans which are deemed to be uncollectible are charged off and deducted from the allowance. Recoveries on loans charged-off and the provision for loan losses are added to the allowance.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Premises and equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using straight-line and accelerated methods over the estimated useful lives of the respective assets. Depreciable lives range from 3 to 7 years for equipment and 15 to 39 years for premises.

Trust department assets: Property held for customers in fiduciary or agency capacities is not included in the accompanying consolidated balance sheets, as such items are not assets of the Banks.

Income taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company files a consolidated federal income tax return, with each entity computing its taxes on a separate company basis. For state tax purposes, the Banks file franchise tax returns, while the Parent Company files a corporate income tax return.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available-for-sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Fair value of financial instruments: The following methods and assumptions were used by the Company in estimating fair value disclosures:

Cash and due from banks, federal funds sold and interest-bearing deposits in financial institutions: The recorded amount of these assets approximates fair value.

Securities available-for-sale: Fair values of securities available-for-sale are based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

Loans held for sale: The fair value of loans held for sale are based on prevailing market prices.

Loans: The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates, which reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the historical experience, with repayments for each loan classification modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

Deposit liabilities: Fair values of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings and NOW accounts, and money market accounts, are equal to the amount payable on demand as of the respective balance sheet date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other borrowings: The carrying amounts of federal funds purchased and securities sold under agreements to repurchase approximate fair value because of the short-term nature of the instruments.

Accrued income receivable and accrued interest payable: The carrying amounts of accrued income receivable and interest payable approximate fair value.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Earnings per share: Basic earnings per share computations for the years ended December 31, 2003, 2002 and 2001, were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

The following information was used in the computation of basic earnings per share for the years ended December 31, 2003, 2002, and 2001.

	2003	2002	2001
Basic earnings per share computation:			
Net income	$11,624,685	$11,340,138	$10,547,338
Weighted average common shares outstanding	3,131,224	3,127,285	3,123,885
Basic earnings per share	$3.71	$3.63	$3.38

New Accounting Pronouncements

The Financial Accounting Standards Board has issued Statement 149, "Amendment of Statement 133 on Derivative Instruments and Hedging". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. The Statement was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Implementation of the Statement on July 1, 2003 did not have a significant impact on the consolidated financial statements.

The Financial Accounting Standards Board has issued Statement 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. For the Company, the Statement was effective July 1, 2003 and implementation had no significant impact on the consolidated financial statements.

The Financial Accounting Standards Board has issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107, and a rescission of FASB Interpretation No. 34." This Interpretation elaborates on the financial statements about its obligations under guarantees issued and clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The effect of implementation on the Company's financial statements was not material.

The Financial Accounting Standard Board has issued Interpretation (FIN) No. 46 "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51." FIN 46 establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE entity is the entity that absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIE's were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 are effective for existing VIEs the first period ending after December 15, 2003. The Company has not identified any VIEs and the implementation of FIN 46 has had no impact on the consolidated financial statements.

The Accounting Standards Executive Committee has issued Statement of Position 03-3, Accounting for Certain Loans or Debit Securities Acquired in a Transfer. This Statement applies to all loans acquired in a transfer, including those acquired in the acquisition of a bank or a branch, and provides that such loans be accounted for at fair value with no allowance for loan losses, or other valuation allowance, permitted at the time of acquisition. The difference between cash flows expected at the acquisition date and the investment in the loan should be recognized as interest income over the life of the loan. If contractually required payments for principal and interest are less than expected cash flows, this amount should not be recognized as a yield adjustment, a loss accrual, or a valuation allowance. For the Company, this Statement is effective for calendar year 2005 and, early adoption, although permitted, is not planned. No significant impact is expected on the consolidated financial statements at the time of adoption.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve Bank requires member banks to maintain certain cash and due from bank reserves. The subsidiary banks' reserve requirements totaled approximately $14,375,000 and $7,418,000 at December 31, 2003 and 2002, respectively.

NOTE 3. DEBT AND EQUITY SECURITIES

The amortized cost of securities available for sale and their approximate fair values at December 31, 2003 and 2002, are summarized below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
2003:				
U.S. Treasury	$2,158,571	$70,341	$ –	$2,228,912
U.S. government agencies	117,321,783	1,728,234	(412,733)	118,637,284
State and political subdivisions	103,411,430	3,087,981	(536,295)	105,963,116
Corporate bonds	59,991,655	3,639,909	(45,868)	63,585,696
Equity securities	26,080,188	6,796,873	(176,155)	32,700,906
	$308,963,627	$15,323,338	$(1,171,051)	$323,115,914

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
2002:				
U.S. Treasury	$4,058,028	$150,313	$ –	$4,208,341
U.S. government agencies	82,797,531	2,982,650	–	85,780,181
State and political subdivisions	67,711,678	2,899,680	(95,702)	70,515,656
Corporate bonds	53,041,832	3,439,554	(124,469)	56,356,917
Equity securities	24,555,182	4,429,505	(1,270,756)	27,713,931
	$232,164,251	$13,901,702	$(1,490,927)	$244,575,026

The amortized cost and estimated fair value of debt securities available-for-sale as of December 31, 2003, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$27,567,407	$27,930,313
Due after one year through five years	113,050,065	116,080,787
Due after five years through ten years	97,729,993	101,651,232
Due after ten years	44,535,974	44,752,676
	282,883,439	290,415,008
Equity securities	26,080,188	32,700,906
	$308,963,627	$323,115,914

At December 31, 2003 and 2002, securities with a carrying value of approximately $49,758,000 and $39,076,000, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

Gross realized gains and gross realized losses on sales of available-for-sale securities were $1,395,320 and none respectively, in 2003, $1,087,290 and $197,367, respectively, in 2002, $1,200,323 and $3,273, respectively, in 2001.

The components of income (loss) - net unrealized gains (losses) on securities available-for-sale for the years ended December 31, 2003, 2002, and 2001 were as follows:

	2003	2002	2001
Unrealized holding gains arising during the period	$3,136,832	$6,002,497	$4,329,954
Reclassification adjustment for net gains realized in net income	$(1,395,320)	(889,923)	(1,197,050)
Net unrealized gains before tax effect	1,741,512	$5,112,574	$3,132,904
Tax effect	(644,359)	(1,890,400)	(1,159,834)
Other comprehensive income net unrealized gains on securities	$1,097,153	$3,222,174	$1,973,070

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2003 are summarized as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities available for sale:						
U.S. Treasury securities	$ -	$ -	$ -	$ -	$ -	$ -
U.S. government agencies	31,608,073	(412,733)	-	-	31,608,073	(412,733)
State and political subsidivisions	22,823,408	(507,233)	628,846	(29,062)	23,452,254	(536,295)
Corporate obligations	15,160,687	(45,868)	-	-	15,160,687	(45,868)
Equity securities	-	-	3,242,200	(176,155)	3,242,200	(176,155)
	$69,592,168	$(965,834)	$3,871,046	$(205,217)	$73,463,214	$(1,171,051)

For all of the above investment securities, the unrealized losses are generally due to changes in interest rates or general market conditions, as such, are considered to be temporary, by the Company.

Note 4. Loans Receivable

The composition of loans receivable at December 31, 2003 and 2002, is as follows:

	2003	2002
Commercial and agricultural	$66,369,814	$66,119,092
Real estate	272,790,845	250,087,154
Consumer	13,208,113	11,061,689
Other	10,034,281	8,859,704
	$362,403,053	$336,127,639
Less:		
Allowance for loan losses	(6,050,989)	(5,757,694)
Deferred loan fees	(818,945)	(776,894)
	$355,533,119	$329,593,051

Changes in the allowance for loan losses for the year ended December 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Balance, beginning	$5,757,694	$5,445,671	$5,373,167
Provision for loan losses	645,447	688,431	897,540
Recoveries of loans charged-off	111,926	53,805	27,131
Loans charged-off	(464,078)	(430,213)	(852,167)
Balance, ending	$6,050,989	$5,757,694	$5,445,671

Loans are made in the normal course of business to directors and executive officers of the Company and to their affiliates. The terms of these loans, including interest rates and collateral, are similar to those prevailing for comparable transactions with others and do not involve more than a normal risk of collectibility.

Loan transactions with related parties were as follows for the years ended December 31, 2003 and 2002:

	2003	2002
Balance, beginning of year	$7,791,668	$4,755,229
New loans	19,425,895	11,533,030
Repayments	(16,650,452)	(8,365,219)
Change in status	424,173	(131,372)
Balance, end of year	$10,991,284	$7,791,668

At December 31, 2003 and 2002, the Company had impaired loans of approximately $2,187,075 and $2,409,000, respectively. The allowance for loan losses related to these impaired loans was approximately $134,000 and $212,000 at December 31, 2003 and 2002, respectively. The average balances of impaired loans for the years ended December 31, 2003 and 2002, were $2,050,154 and $2,532,000, respectively. For the years ended December 31, 2003, 2002, and 2001 interest income which would have been recorded under the original terms of such loans was approximately $179,000, $160,000, and 243,000 respectively, with $177,000, $17,000, and 114,000 respectively, recorded. Loans greater than 90 days past due and still accruing interest were $431,000 and 394,00 at December 31, 2003 and 2002 respectively.

The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrowers' ability to repay the loans. As of December 31, 2003, there were no material commitments to lend additional funds to customers whose loans were classified as impaired.

Note 5. Bank Premises and Equipment

The major classes of bank premises and equipment and the total accumulated depreciation as of December 31, 2003 and 2002, are as follows:

	2003	2002
Land	$1,284,771	$1,284,771
Buildings and improvements	9,120,088	9,178,368
Furniture and equipment	5,721,259	5,945,231
	$16,126,118	$16,408,370
Less accumulated depreciation	7,748,311	7,681,973
	$8,377,807	$8,726,397

NOTE 6. DEPOSITS

At December 31, 2003, the maturities of time deposits are as follows:

Years ended December 31,	
2004	$155,017,653
2005	42,955,122
2006	17,372,503
2007	19,113,326
2008	8,877,984
Thereafter	143,946
	$243,480,534

Interest expense on deposits is summarized as follows:

	2003	2002	2001
NOW accounts	$909,137	$1,155,459	$2,060,963
Savings and money market	1,849,238	2,237,034	3,665,428
Time, $100,000 and over	1,807,047	1,897,855	3,329,175
Other time	5,479,756	6,106,777	8,735,748
	$10,045,178	$11,397,125	$17,791,314

NOTE 7. EMPLOYEE BENEFIT PLANS

The Company has a stock purchase plan with the objective of encouraging equity interests by officers, employees, and directors of the Company and its subsidiaries to provide additional incentive to improve banking performance and retain qualified individuals. The purchase price of the shares is the fair market value of the stock based upon current market trading activity. The terms of the plan provide for the issuance of up to 14,000 shares of common stock per year for a ten-year period commencing in 1999 and continuing through 2008.

Prior to 2002, the Company had a qualified 401(k) profit-sharing plan and a qualified money purchase pension plan. The qualified money purchase pension plan was merged into the 401(k) profit-sharing plan beginning January 1, 2002 with the merged plans covering substantially all employees. The Company matches employee contributions up to a maximum of 2% of qualified compensation and also contributes an amount equal to 5% of the participating employee's compensation. In addition, contributions can be made on a discretionary basis by the combined Company on behalf of the employees. For the years ended December 31, 2003, 2002 and 2001, Company contributions to the merged plans were approximately $659,000, $607,000, and $473,000, respectively.

NOTE 8. INCOME TAXES

The components of income tax expense for the year ended December 31, 2003, 2002 and 2001 are as follows:

	Current	Deferred	Total
2003:			
Federal	$3,482,686	$(266,898)	$3,215,788
State	1,122,852	(17,853)	1,104,999
	$4,605,538	$(284,751)	$4,320,787
2002:			
Federal	$3,819,350	$(184,965)	$3,634,385
State	819,039	(15,048)	803,991
	$4,638,389	$(200,013)	$4,438,376
2001:			
Federal	$4,028,481	$(110,851)	$3,917,630
State	739,939	(18,763)	721,176
	$4,768,420	$(129,614)	$4,638,806

Total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before income taxes is a result of the following for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Computed "expected" tax expense	$5,580,915	$5,364,695	$5,163,289
Tax exempt interest and dividends	(1,577,116)	(1,356,187)	(1,222,985)
State taxes and other	316,988	429,868	698,502
	$4,320,787	$4,438,376	$4,638,806

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred liabilities at December 31, 2003 and 2002, are as follows:

	2003	2002
Deferred tax assets:		
Allowance for loan losses	$1,741,344	$1,636,575
Other	297,041	161,867
Total gross deferred tax assets	$2,038,385	$1,798,442
Deferred tax liabilities:		
Unrealized gain on securities	$(5,236,346)	$(4,591,984)
Other	(40,704)	(85,515)
Total gross deferred tax liabilities	$(5,277,050)	$(4,677,499)
Net deferred tax liabilities	$(3,238,665)	$(2,879,057)

At December 31, 2003 and 2002, income taxes currently payable of approximately $390,000 and $338,000, respectively, are included in accrued interest and other liabilities.

NOTE 9. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF CREDIT RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Company's commitments at December 31, 2003 and 2002 is as follows:

	2003	2002
Commitments to extend credit	$71,100,000	$59,410,000
Standby letters of credit	1,741,000	1,490,000
	$72,841,000	$60,900,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third-party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies and is required in instances which the Banks deem necessary. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Banks would be required to fund the commitment. The maximum potential amount of future payments the Banks could be required to make is represented by the contractual amount shown in the summary above. If the commitments were funded, the Banks would be entitled to seek recovery from the customer. At December 31, 2003 and 2002, no amounts have been recorded as liabilities for the Bank's potential obligations under these guarantees.

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Concentrations of credit risk: The Banks originate real estate, consumer, and commercial loans, primarily in Story, Boone, Hamilton and Marshall Counties, Iowa, and adjacent counties. Although the Banks have diversified loan portfolios, a substantial portion of their borrowers' ability to repay loans is dependent upon economic conditions in the Banks' market areas.

NOTE 10. REGULATORY MATTERS

The Company and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and each subsidiary bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003 and 2002, that the Company and each subsidiary bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the federal banking regulators categorized the subsidiary banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Management believes there are no conditions or events since that notification that have changed the institution's category. The Company's and each of the subsidiary bank's actual capital amounts and ratios as of December 31, 2003 and 2002 are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2003:						
Total capital (to risk-weighted assets):						
Consolidated	$104,460	20.3%	$41,261	8.0%	–	–
Boone Bank & Trust	12,284	14.9	6,613	8.0	$8,267	10.0%
First National Bank	40,460	16.0	20,264	8.0	25,330	10.0
Randall-Story State Bank	7,902	15.5	4,069	8.0	5,087	10.0
State Bank & Trust	11,509	18.2	5,048	8.0	6,310	10.0
United Bank & Trust	5,491	12.0	3,653	8.0	4,566	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$98,409	19.1%	$20,630	4.0%	–	–
Boone Bank & Trust	11,333	13.7	3,307	4.0	$4,960	6.0%
First National Bank	37,354	14.7	10,132	4.0	15,198	6.0
Randall-Story State Bank	7,266	14.3	2,035	4.0	3,052	6.0
State Bank & Trust	10,719	17.0	2,524	4.0	3,786	6.0
United Bank & Trust	5,011	11.0	1,826	4.0	2,740	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$98,409	13.0%	$30,330	4.0%	–	–
Boone Bank & Trust	11,333	10.2	4,442	4.0	$5,553	5.0%
First National Bank	37,354	9.8	15,179	4.0	18,974	5.0
Randall-Story State Bank	7,266	10.2	2,840	4.0	3,551	5.0
State Bank & Trust	10,719	9.9	4,343	4.0	5,429	5.0
United Bank & Trust	5,011	7.3	2,741	4.0	3,426	5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
AS OF DECEMBER 31, 2002:						
Total capital (to risk-weighted assets):						
Consolidated	$99,398	21.8%	$36,439	8.0%	$ –	–
Boone Bank & Trust	11,516	15.3	6,006	8.0	7,508	10.0%
First National Bank	38,650	16.4	18,878	8.0	23,598	10.0
Randall-Story State Bank	7,684	15.9	3,855	8.0	4,819	10.0
State Bank & Trust	11,087	17.1	5,181	8.0	6,476	10.0
United Bank & Trust	4,642	31.0	1,198	8.0	1,497	10.0
Tier 1 capital (to risk-weighted assets):						
Consolidated	$93,704	20.6%	$18,220	4.0%	–	–
Boone Bank & Trust	10,577	14.1	3,003	4.0	$4,504	6.0%
First National Bank	35,700	15.1	9,439	4.0	14,159	6.0
Randall-Story State Bank	7,081	14.7	1,927	4.0	2,891	6.0
State Bank & Trust	10,276	15.9	2,590	4.0	3,886	6.0
United Bank & Trust	4,476	29.9	599	4.0	898	6.0
Tier 1 capital (to average-weighted assets):						
Consolidated	$93,704	14.1%	$26,669	4.0%	–	–
Boone Bank & Trust	10,577	10.6	3,995	4.0	$4,993	5.0%
First National Bank	35,700	9.8	14,565	4.0	18,206	5.0
Randall-Story State Bank	7,081	11.0	2,585	4.0	3,231	5.0
State Bank & Trust	10,276	10.0	4,126	4.0	5,157	5.0
United Bank & Trust	4,476	18.1	990	4.0	1,238	5.0

NOTE 11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments (as described in Note 1) as of December 31, 2003 and 2002 were as follows:

	2003		2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$31,982,144	$31,982,144	$51,688,784	$51,688,784
Federal funds sold	20,380,000	20,380,000	32,500,000	32,500,000
Interest-bearing deposits	6,363,538	6,363,538	1,000,000	1,000,000
Securities available-for-sale	323,115,914	323,115,914	244,575,026	244,575,026
Loans, net	355,533,119	358,891,066	329,593,051	338,551,554
Loans held for sale	859,139	859,139	2,713,446	2,713,446
Accrued income receivable	5,842,247	5,842,247	5,849,017	5,849,017
FINANCIAL LIABILITIES				
Deposits	619,548,527	623,208,058	550,622,379	555,271,000
Other borrowings	18,198,403	18,198,403	18,325,574	18,325,574
Accrued interest	1,361,819	1,361,819	1,527,752	1,527,752
	Notional Amount	Unrealized Gain (Loss)	Notional Amount	Unrealized Gain (Loss)
OFF-BALANCE SHEET ITEMS				
Commitments to extend credit	$71,100,000	$ –	$59,410,000	$ –
Standby letters of credit	1,741,000	–	1,490,000	–

NOTE 12. AMES NATIONAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL STATEMENTS

Information relative to the Parent Company's balance sheets at December 31, 2003 and 2002, and statements of income and cash flows for each of the years in the three-year period ended December 31, 2003, is as follows:

BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from banks	$1,213	$6,602
Interest-bearing deposits in banks	1,588,995	1,396,656
Securities available-for-sale	33,654,060	27,874,394
Investment in bank subsidiaries	76,105,383	73,646,869
Loans receivable, net	–	706,968
Bank premises and equipment, net	475,551	517,707
Accrued income receivable	151,335	213,133
Other assets	7,198	155,785
Total assets	$111,983,735	$104,518,114
LIABILITIES		
Dividends payable	$1,441,204	$1,376,752
Deferred income taxes	2,528,955	1,266,922
Accrued expenses and other liabilities	688,581	351,584
Total liabilities	$4,658,740	$2,995,258
STOCKHOLDERS' EQUITY		
Common stock	$15,766,150	$15,766,150
Additional paid-in capital	25,351,979	25,354,014
Retained earnings	58,400,660	53,917,544
Treasury stock, at cost	(1,109,735)	(1,333,640)
Accumulated other comprehensive income	8,915,941	7,818,788
Total stockholders' equity	$107,324,995	$101,522,856
Total liabilities and stockholder's equity	$111,983,735	$104,518,114

STATEMENTS OF INCOME

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Operating income:			
Equity in net income of bank subsidiaries	$10,440,180	$10,108,107	$9,122,748
Interest	542,640	745,488	953,071
Dividends	962,049	979,071	795,411
Rents	140,147	150,894	245,882
Securities gains, net	1,207,735	881,938	1,092,808
	$13,292,751	$12,865,498	$12,209,920
Operating expenses:			
Occupancy expense	$163,018	$165,447	$178,802
Other	1,200,048	1,154,913	923,780
	$1,363,066	$1,320,360	$1,102,582
Income before income taxes	$11,929,685	$11,545,138	$11,107,338
Income tax expense	305,000	205,000	560,000
Net income	$11,624,685	$11,340,138	$10,547,338

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$11,624,685	$11,340,138	$10,547,338
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	77,132	80,620	66,781
Provision for loan losses	(16,000)	–	–
Amoritization and accretion, net	(8,014)	(16,060)	(13,493)
Provision for deferred taxes	(36,385)	(56,023)	–
Amortization and accretion, net	(16,000)	(16,060)	(13,493)
Provision for deferred taxes	(8,014)	(56,023)	–
Securities gains, net	(1,207,735)	(881,938)	(1,092,808)
Undistributed net income of bank subsidiaries	(2,572,180)	(4,130,107)	(1,994,748)
(Increase) decrease in accrued income receivable	61,798	1,446,277	(18,340)
(Increase) decrease in other assets	148,587	(130,281)	308,207
Increase (decrease) in accrued expense payable and other liabilities	336,997	246,165	103,631
Net cash provided by operating activities	$8,408,885	$7,898,791	$7,906,568
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of securities available-for-sale	$(7,292,720)	$(7,334,938)	$(10,244,488)
Proceeds from sale of securities available-for-sale	4,067,605	8,611,304	4,025,880
Proceeds from maturities and calls of securities available-for-sale	2,170,435	2,196,163	2,024,595
(Increase) decrease in interest bearing deposits in banks	(192,339)	769,809	(1,017,101)
(Increase) decrease in loans	722,968	(448,741)	2,400,844
Purchase of bank premises and equipment	(34,976)	(95,226)	(79,194)
Investment in bank subsidiaries	(1,000,000)	(5,000,000)	–
Net cash (used in) investing activities	$(1,559,027)	$(1,301,629)	$(2,889,464)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(7,077,117)	(6,755,449)	(5,123,026)
Proceeds from issuance of treasury stock	221,870	158,151	110,834
Net cash (used in) financing activities	$(6,855,247)	$(6,597,298)	$(5,012,192)
Net increase (decrease) in cash and cash equivalents	(5,389)	(136)	4,912
CASH AND CASH EQUIVALENTS			
Beginning	6,602	6,738	1,826
Ending	$1,213	$6,602	$6,738

NOTE 13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

2003

	March 31	June 30	September 30	December 31
Total interest income	$8,714,233	$8,876,124	$8,818,046	$8,905,337
Total interest expense	2,690,209	2,723,323	2,467,155	2,458,095
Net interest income	6,024,024	6,152,801	6,350,891	6,447,242
Provision for loan losses	119,745	305,995	87,000	132,707
Net income	2,870,325	2,649,229	3,240,642	2,864,489
Earnings per common share	0.92	0.85	1.03	0.91

2002

	March 31	June 30	September 30	December 31
Total interest income	$9,095,844	$9,170,613	$9,051,618	$8,952,598
Total interest expense	3,062,094	3,031,178	2,809,797	2,759,901
Net interest income	6,033,750	6,139,435	6,241,821	6,192,697
Provision for loan losses	104,219	111,265	80,640	392,307
Net income	2,940,930	2,740,935	2,952,283	2,705,990
Earnings per common share	0.94	0.88	0.94	0.87

Ames National Corporation

SHAREHOLDER INFORMATION

COMPANY ADDRESS

Ames National Corporation
P.O. Box 846
405 Fifth Street
Ames, IA 50010
Telephone (515) 232-6251
Fax (515) 663-3033
Email Info@amesnational.com
Website www.amesnational.com

INDEPENDENT AUDITORS

McGladrey & Pullen, LLP
Des Moines, Iowa

COUNSEL

Nyemaster, Goode, Voigts, West, Hansell & O'Brien P.C.
Des Moines, Iowa

ANNUAL MEETING

The Board of Directors of Ames National Corporation has established Wednesday, April 28, 2004, at 4:30 p.m. as the date of the Annual Meeting of Shareholders. Registration will begin at 4:00 p.m. We invite all shareholders to attend the meeting, which will be held at Reiman Gardens, 1407 Elwood Drive, Ames, Iowa.

MARKET MAKERS

Ames National Corporation's common stock is traded in the over-the-counter market under the symbol "ATLO." Market makers in the stock include US Bancorp Piper Jaffray, 515 Grand Ave., Ames, IA 50010 (515-233-4064), Howe Barnes Investments, Inc., 135 So. LaSalle, Chicago, IL 60603 (800-800-4693), and Monroe Securities, Inc., 47 State St., Rochester, NY 14614 (800-766-5560).

FORM 10-K AND OTHER INFORMATION

The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Shareholders may obtain written copies of Form 10-K without charge by writing to Ames National Corporation, P.O. Box 846, 405 Fifth Street, Ames, Iowa 50010, attention John P. Nelson, Vice President. This form is also available at www.amesnational.com.

MARKET PRICE AND DIVIDEND INFORMATION

On February 27, 2004, the Company had approximately 615 shareholders of record. The Company's common stock is traded in the over-the-counter market under the symbol "ATLO". Trading in the Company's common stock is, however, relatively limited. Based on information provided to and gathered by the Company on an informal basis, the Company believes that the high and low sales price for the common stock on a per share basis during the last two years is as follows (which prices do not include retail mark-up, mark down, or commissions):

2003			2002		
	Sales Price			Sales Price	
Quarter	High	Low	Quarter	High	Low
1st	$48.90	$46.05	1st	$40.00	$39.00
2nd	55.25	51.50	2nd	45.00	40.00
3rd	57.25	53.10	3rd	46.75	43.00
4th	59.75	56.75	4th	47.50	45.90

The Company declared aggregate annual cash dividends in 2003 and 2002 of $7,142,000 and $6,820,000, respectively, or $2.28 per share in 2003 and $2.18 per share in 2002. In February 2004, the Company declared an aggregate cash dividend of $1,441,000 or $.46 per share. Quarterly dividends declared during the last two years were as follows:

	2003	2002
Quarter	Cash dividends declared per share	Cash dividends declared per share
1st	$0.44	$0.42
2nd	0.92	0.88
3rd	0.46	0.44
4th	0.46	0.44

The decision to declare any such cash dividends in the future and the amount thereof rests within the discretion of the Board of Directors of the Company and will be subject to, among other things, the future earnings, capital requirements and financial condition of the Company and certain regulatory restrictions imposed on the payment of dividends by the Banks. Such restrictions are discussed in greater detail in Management's Discussion – Liquidity and Capital Resources.